SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: 2016 First half-yearly financial report	2

Report on Limited Review

TELEFÓNICA, S.A. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

and Consolidated Interim Management Report

for the six-month period ended

June 30, 2016

Translation of a report and condensed consolidated interim financial statements originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 16)

REPORT ON LIMITED REVIEW OF

THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A. at the request of Management

Report on the condensed consolidated interim financial statements

Introduction

We have carried out a limited review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the consolidated statement of financial position at June 30, 2016 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, as well as the condensed explanatory notes, for the six-month period then ended. The Parent Company’s directors are responsible for the preparation of said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” adopted by the European Union for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007, of October 19. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope

We have performed our limited review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity.” A limited review of interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit carried out in accordance with regulations on the auditing of accounts in force in Spain and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

Conclusion

During the course of our limited review, which under no circumstances can be considered an audit of financial statements, nothing came to our attention which would lead us to conclude that the accompanying interim financial statements for the six-month period ended June 30, 2016 have not been prepared, in all material respects, in accordance with the requirements established in International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation of condensed interim financial statements.

Emphasis paragraph

We draw attention to the matter described in accompanying condensed explanatory Note 2, which indicates that the abovementioned accompanying interim financial statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and therefore, the accompanying interim financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2015. This matter does not modify our conclusion.

Report on other legal and regulatory reporting requirements

The accompanying consolidated interim management report for the six-month period ended June 30, 2016 contains such explanations as the Parent Company’s directors consider necessary regarding significant events which occurred during this period and their effect on these interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the interim financial statements for the six-month period ended on June 30, 2016. Our work is limited to verifying the consolidated interim management report in accordance with the scope described in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

Paragraph on other matters

This report has been prepared at the request of Telefónica, S.A. with regard to the publication of the half-yearly financial report required by article 119 of Royal Legislative Decree 4/2015, of October 23, approving the consolidated text of the Securities Market Law enacted by Royal Decree 1362/2007.

ERNST & YOUNG, S.L.

Alicia Martínez Durán

July 27, 2016

2

FIRST HALF 2016

TELEFÓNICA GROUP

Condensed consolidated interim financial statements (condensed consolidated annual accounts) and consolidated interim management report for the six-months ended June 30, 2016

Condensed consolidated interim financial statements 2016

Telefónica, S.A.      2

Condensed consolidated interim financial statements 2016

Telefónica Group

Consolidated statements of financial position

Millions of euros	Note	06/30/2016	12/31/2015 (*)
A) NON-CURRENT ASSETS		103,853	101,614
Intangible assets	7	20,789	21,149
Goodwill	7	28,517	27,395
Property, plant and equipment	7	34,727	33,910
Investments accounted for by the equity method	8	71	80
Non-current financial assets	10	11,078	10,405
Deferred tax assets	12	8,671	8,675
B) CURRENT ASSETS		19,153	18,715
Inventories		1,123	1,456
Trade and other receivables		11,172	10,226
Tax receivables		1,341	1,341
Current financial assets	10	2,608	3,053
Cash and cash equivalents	10	2,884	2,615
Non-current assets and disposal groups classified as held for sale		25	24

TOTAL ASSETS (A+B)		123,006	120,329

A) EQUITY		26,225	25,436
Equity attributable to equity holders of the parent and other holders of equity instruments		16,137	15,771
Equity attributable to non-controlling interests		10,088	9,665
B) NON-CURRENT LIABILITIES		64,795	60,509
Non-current interest-bearing debt	10	51,243	47,117
Non-current trade and other payables		2,122	2,388
Deferred tax liabilities	12	2,498	2,550
Non-current provisions		8,932	8,454
C) CURRENT LIABILITIES		31,986	34,384
Current interest-bearing debt	10	12,469	12,970
Current trade and other payables		15,359	17,134
Current tax payables		2,202	2,241
Current provisions		1,956	2,022
Liabilities associated with non-current assets and disposal groups classified as held for sale		—	17

TOTAL EQUITY AND LIABILITIES (A+B+C)		123,006	120,329

Unaudited data.

(*)	Amended data: comparative information as of December 31, 2015 was amended in order to cease to present the assets and liabilities of Telefónica United Kingdom as held for sale (see notes 3 and 14).

The accompanying condensed notes 1 to 16 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.      3

Condensed consolidated interim financial statements 2016

Telefónica Group

Consolidated income statements

		January-June	January-June	January-December
Millions of euros	Note	2016	2015 (*)	2015 (*)
Revenues	5	25,235	27,151	54,916
Other income		725	795	2,011
Supplies		(7,423)	(8,060)	(16,547)
Personnel expenses		(3,436)	(3,581)	(10,349)
Other expenses		(7,345)	(8,016)	(16,802)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	7,756	8,289	13,229
Depreciation and amortization	5 and 7	(4,673)	(4,831)	(9,704)
OPERATING INCOME	5	3,083	3,458	3,525
Share of (loss) profit of investments accounted for by the equity method	8	(3)	(8)	(10)
Finance income		1,681	992	2,076
Exchange gains		3,168	4,990	6,504
Finance costs		(3,086)	(1,883)	(4,417)
Exchange losses		(3,083)	(5,245)	(6,772)
Net financial expense		(1,320)	(1,146)	(2,609)
PROFIT BEFORE TAX		1,760	2,304	906
Corporate income tax	12	(549)	(150)	(155)
PROFIT FOR THE PERIOD		1,211	2,154	751
Non-controlling interests		30	(12)	(135)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		1,241	2,142	616
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.23	0.41	0.07

Unaudited data.

(*)	Amended data: 2015 comparative information was amended to cease to present the results of Telefónica United Kingdom as a discontinued operation (see notes 3 and 14).

The accompanying condensed notes 1 to 16 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.      4

Condensed consolidated interim financial statements 2016

Telefónica Group

Consolidated statements of comprehensive income

	January-June	January-June	January-December
Millions of euros	2016	2015 (*)	2015 (*)
Profit for the period	1,211	2,154	751

(Losses) gains on measurement of available-for-sale investments	(202)	799	415
Income tax impact	75	(143)	(123)
Reclassification of losses (gains) included in the income statement	38	(568)	(539)
Income tax impact	(9)	131	139

	(98)	219	(108)
Gains (losses) gains on hedges	361	(456)	(14)
Income tax impact	(83)	148	(37)
Reclassification of (gains) losses included in the income statement	(71)	179	207
Income tax impact	18	(45)	(58)

	225	(174)	98

Share of gains (losses) recognized directly in equity of associates and others	1	(5)	17
Income tax impact	—	1	(4)

	1	(4)	13
Translation differences	2,511	(1,290)	(6,762)

Total other comprehensive loss recognized in the period (items that may be reclassified subsequently to profit or loss)	2,639	(1,249)	(6,759)

Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(67)	11	94
Income tax impact	23	(4)	(32)
	(44)	7	62

Total other comprehensive (loss) income recognized in the period (item that will not be reclassified subsequently to profit or loss )	(44)	7	62

Total comprehensive income (loss) recognized in the period	3,806	912	(5,946)

Attributable to:
Equity holders of the parent and other holders of equity instruments	2,976	1,324	(4,535)
Non-controlling interests	830	(412)	(1,411)

	3,806	912	(5,946)

Unaudited data.

(*)	Amended data: 2015 comparative information was amended in order to cease to present the total comprehensive income of Telefónica United Kingdom as a discontinued operation (see notes 3 and 14).

The accompanying condensed notes 1 to 16 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.      5

Condensed consolidated interim financial statements 2016

Telefónica Group

Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2015 (*)	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Profit for the period	—	—	—	—	—	1,241	—	—	—	—	1,241	(30)	1,211
Other comprehensive income (loss) for the period	—	—	—	—	—	(22)	(98)	220	2	1,633	1,735	860	2,595
Total comprehensive income (loss) for the period	—	—	—	—	—	1,219	(98)	220	2	1,633	2,976	830	3,806
Dividends paid (Note 9)	—	—	—	—	—	(1,906)	—	—	—	—	(1,906)	(404)	(2,310)
Net movement in treasury shares (Note 9)	—	—	(637)	—	—	—	—	—	—	—	(637)	—	(637)
Acquisitions and disposals of non-controlling interests and business combinations (Note 3)	—	—	—	—	—	—	—	—	—	—	—	3	3
Capital increase (Note 9)	—	—	—	—	—	—	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities (Note 9)	—	—	—	—	—	(87)	—	—	—	—	(87)	(7)	(94)

Other movements	—	—	—	(1)	—	21	—	—	—	—	20	1	21

Financial position at June 30, 2016	4,975	3,227	(2,293)	6,802	984	17,722	(151)	(11)	38	(15,156)	16,137	10,088	26,225

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the period (*)	—	—	—	—	—	2,142	—	—	—	—	2,142	12	2,154
Other comprehensive income (loss) for the period (*)	—	—	—	—	—	3	219	(163)	(4)	(873)	(818)	(424)	(1,242)
Total comprehensive income (loss) for the period (*)	—	—	—	—	—	2,145	219	(163)	(4)	(873)	1,324	(412)	912
Dividends paid (Note 9)	—	—	—	—	—	(1,912)	—	—	—	—	(1,912)	(548)	(2,460)
Net movement in treasury shares	—	—	(614)	—	—	(35)	—	—	—	—	(649)	—	(649)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	(1,347)	—	—	—	590	(757)	3,249	2,492
Capital increase	281	2,767	—	—	—	(37)	—	—	—	—	3,011	—	3,011
Undated Deeply Subordinated Securities	—	—	—	452	—	(72)	—	—	—	(18)	362	—	362
Other movements	—	—	—	—	—	43	—	—	—	—	43	23	66

Financial position at June 30, 2015 (*)	4,938	3,227	(2,200)	6,803	984	21,441	274	(497)	20	(12,433)	22,557	11,498	34,055

Consolidated statement of changes in equity for the year ended December 31, 2015

Telefónica, S.A.      6

Condensed consolidated interim financial statements 2016

	Attributable to equity holders of the parent and other holders of equity instruments
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests	Total equity
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the year (*)	—	—	—	—	—	616	—	—	—	—	616	135	751
Other comprehensive income (loss) for the year (*)	—	—	—	—	—	43	(108)	103	12	(5,201)	(5,151)	(1,546)	(6,697)
Total comprehensive income (loss) for the year (*)	—	—	—	—	—	659	(108)	103	12	(5,201)	(4,535)	(1,411)	(5,946)
Dividends paid	111	—	—	—	—	(2,360)	—	—	—	—	(2,249)	(641)	(2,890)
Net movement in treasury shares	—	—	(1,511)	—	—	(75)	—	—	—	—	(1,586)	—	(1,586)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	555	—	—	(1,297)	—	—	—	628	(114)	2,538	2,424
Capital increase	281	2,767	—	—	—	(41)	—	—	—	—	3,007	—	3,007
Capital reduction	(74)	—	886	—	—	(812)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities	—	—	—	452	—	(247)	—	—	—	(84)	121	(7)	114
Other movements	—	—	—	—	—	(8)	—	—	—	—	(8)	—	(8)

Financial position at December 31, 2015(*)	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436

Unaudited data.

(*) Amended data: comparative information as of December 31, 2015 was amended in order to cease to present the changes in equity of Telefónica United Kingdom as a discontinued operation (see notes 3 and 14).

The accompanying condensed notes 1 to 16 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.      7

Condensed consolidated interim financial statements 2016

Telefónica Group

Consolidated statements of cash flows

	January – June	January – June	January – December
Millions of euros	2016	2015 (*)	2015 (*)
Cash received from customers	30,670	33,453	67,582
Cash paid to suppliers and employees	(23,673)	(26,114)	(50,833)
Dividends received	35	36	45
Net interest and other financial expenses paid	(1,412)	(1,459)	(2,490)
Taxes paid	(228)	(157)	(689)
Net cash flow provided by operating activities	5,392	5,759	13,615
Proceeds on disposals of property, plant and equipment and intangible assets	36	123	254
Payments on investments in property, plant and equipment and intangible assets	(4,679)	(6,097)	(10,510)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	450	22	354
Payments on investments in companies, net of cash and cash equivalents acquired	(103)	(2,708)	(3,181)
Proceeds on financial investments not included under cash equivalents	34	1,062	1,142
Payments on financial investments not included under cash equivalents	(128)	(331)	(426)
(Payments) / Proceeds on placements of cash surpluses not included under cash equivalents	(40)	(425)	(557)
Government grants received	—	7	7
Net cash flow used in investing activities	(4,430)	(8,347)	(12,917)
Dividends paid	(2,211)	(2,343)	(2,775)
Proceeds from issue of share capital increase	—	4,202	4,255
(Payments) / Proceeds of treasury shares and other operations with shareholder	(651)	(690)	(1,772)
Operations with other equity holders	(118)	360	83
Proceeds on issue of debentures and bonds, and other debts	3,415	300	1,602
Proceeds on loans, borrowings and promissory notes	10,445	6,821	8,784
Cancellation of debentures and bonds, and other debts	(6,534)	(3,234)	(3,805)
Repayments of loans, borrowings and promissory notes	(3,728)	(4,842)	(9,858)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 10)	(1,457)	(152)	(126)
Net cash flow used in financing activities	(839)	422	(3,612)
Effect of changes in exchange rates	151	(521)	(1,000)
Effect of changes in consolidation methods and others	(5)	21	—
Net increase (decrease) in cash and cash equivalents during the period	269	(2,666)	(3,914)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,615	6,529	6,529
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,884	3,863	2,615
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	2,615	6,529	6,529
Cash on hand and at banks	1,278	4,912	4,912
Other cash equivalents	1,337	1,617	1,617
BALANCE AT THE END OF THE PERIOD	2,884	3,863	2,615
Cash on hand and at banks	1,228	1,731	1,278
Other cash equivalents	1,656	2,132	1,337

Unaudited data.

(*)	Amended data: 2015 comparative information were revised to present the cash flows of Telefónica United Kingdom as a discontinued operation (see notes 3 and 14).

The accompanying condensed notes 1 to 16 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.      8

Condensed consolidated interim financial statements 2016

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements (condensed annual accounts) for the six-months ended June 30, 2015

Note 1. Introduction and general information

Telefónica, S.A. and its subsidiaries and investees (hereinafter “Telefónica”, “the Company”, the “Telefónica Group” or “the Group” indistinctively) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended June 30, 2016 (hereinafter the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2015.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 27, 2016.

The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

Telefónica, S.A.      9

Condensed consolidated interim financial statements 2016

Note 3. Comparison of information

On March 24, 2015, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the acquisition of Telefónica’s operations in United Kingdom (O2 UK). In accordance with IFRS 5, companies under the sale agreement were classified as a disposal group held for sale at that date, and its operations qualified as discontinued operations in the consolidated financial statements for the year ended December 31, 2015.

Following the European Commission’s decision to prohibit the sale to Hutchison Whampoa Group, the Board of Directors at its meeting on June 29, 2016 agreed that Telefónica will continue to explore different strategic alternatives for O2 UK, to be implemented when market conditions are deemed appropriate. Given that the execution of a sale transaction is less certain, Telefónica’s operations in UK are no longer presented as discontinued operations and its assets and liabilities cease to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements. Comparative financial statements have been amended accordingly. The impacts of this classification change are described in Note 14.

Comparisons in the consolidated results and cash flows refer to the six-month periods ended June 30, 2016 and 2015. The consolidated statement of financial position at June 30, 2016 compares with December 31, 2015. In addition, the consolidated income statement, the statement of comprehensive income, the consolidated statement of changes in equity and the statement of cash flows for the year ended December 31, 2015, amended following the aforementioned criteria, are included for information purposes.

The main changes in the consolidation scope are described in Appendix I.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

Other events affecting comparability of the consolidated information for the six months ended June 30, 2016 are described below:

a) Acquisition of 100% stake in GVT

Once the pertinent regulatory authorizations were obtained, Telefónica Brasil, S.A. acquired to Vivendi, S.A. the 100% of the share capital of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (collectively “GVT”).

Consequently, the Group consolidates GVT from May 1, 2015 using the full consolidation method (see Note 6).

b) Acquisition of 56% stake in Distribuidora de Televisión Digital, S.A. (DTS)

Once the pertinent regulatory authorizations were obtained, on April 30, 2015 Telefónica, through its subsidiary Telefónica de Contenidos, S.A.U. acquired 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by Promotora de Informaciones, S.A. (PRISA).

Following the transaction, the Telefónica Group holds 100% of the share capital of DTS, which was incorporated in the consolidation perimeter from April 30, 2015 under the full consolidation method. The 44% stake in DTS prior to the transaction was accounted for by the equity method (see Note 6).

Telefónica, S.A.      10

Condensed consolidated interim financial statements 2016

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim consolidated financial statements for the six months ended June 30, 2016 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2015, except for the adoption, on January 1, 2016, of new amendments to standards published by the International Accounting Standards Board (IASB), and adopted by the European Union for application in Europe, noted below:

•	Improvements to IFRS 2012-2014

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements do not have a significant impact on the results or financial position of the Group.

•	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. These amendments do not have any impact on the Group as there has been no interest acquired in a joint operation during the period.

•	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. These amendments do not have any impact to the Group given that the Group does not use a revenue-based method to depreciate its noncurrent assets.

•	Amendments to IAS 1, Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements.

•	That specific line items in the statement(s) of profit or loss and other comprehensive income (“OCI”) and the statement of financial position may be disaggregated.

•	That entities have flexibility as to the order in which they present the notes to financial statements.

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. The Group has considered these amendments in the preparation of this interim consolidated financial information.

•	Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. These amendments have not been endorsed by the EU for use in Europe, but they do not have any impact on the Group as the Group does not apply the consolidation exception.

Telefónica, S.A.      11

Condensed consolidated interim financial statements 2016

New standards and amendments to standards issued but not effected as of June 30, 2016

At the date of preparation of the interim consolidated financial statements, the following IFRS and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after

Amendments to IAS 7	Disclosure Initiative	January 1, 2017

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017

IFRS 9	Financial instruments	January 1, 2018

IFRS 15	Revenues from Contracts with Customers	January 1, 2018

Clarifications to IFRS 15	Revenues from Contracts with Customers (issued 12 April 2016)	January 1, 2018

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018

IFRS 16	Leases	January 1, 2019

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred indefinitely

Based on the analyses made to date, the Group estimates that the adoption of most of these standards and amendments will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions. The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018. In addition to this, IFRS 16 requires a company to report on the statement of financial position lease assets and lease liabilities for all leases (other than short-term leases and lease of low-value assets). Based on the number of lease arrangements in the Group, changes introduced by IFRS 16 are expected to have a significant impact in the Group’s financial statements.

Telefónica, S.A.      12

Condensed consolidated interim financial statements 2016

Note 5. Segment information

The organizational structure of the Telefónica Group, approved by the Board of Directors of Telefónica, S.A. on February 26, 2014, is made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).

As described in Note 3, Telefónica UK is no longer presented as disposal group held for sale and discontinued operation. Therefore, the segment information for 2015 has been amended.

Each segment includes the information relating to its wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. The results, assets and liabilities of the segments include the new companies that operates the towers business (see Appendix I), consequently the impacts of the intercompany sales of towers have been eliminated. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenues and expenses by reportable segments. In addition, revenues and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

Telefónica, S.A.      13

Condensed consolidated interim financial statements 2016

The following table presents income and capital expenditures information regarding the Group’s operating segments for the six months ended June 30, 2016 and 2015:

January-June 2016
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
External revenues	6,199	3,441	3,679	5,074	5,893	949	25,235
Inter-segment revenues	129	23	12	13	122	(299)	—
Other operating income and expenses	(3,745)	(2,546)	(2,841)	(3,440)	(4,314)	(593)	(17,479)
Operating income before depreciation and amortization (OIBDA)	2,583	918	850	1,647	1,701	57	7,756
Depreciation and amortization	(938)	(561)	(1,112)	(958)	(955)	(149)	(4,673)
Operating income	1,645	357	(262)	689	746	(92)	3,083
Capital expenditures	889	415	433	792	1,015	110	3,654

January-June 2015 (amended)
Millions of euros	Telefónica Spain (1)	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
External revenues	5,902	3,778	3,838	5,720	7,014	899	27,151
Inter-segment revenues	100	26	11	17	118	(272)	—
Other operating income and expenses	(3,416)	(2,834)	(2,980)	(3,978)	(4,980)	(674)	(18,862)
Operating income before depreciation and amortization (OIBDA)	2,586	970	869	1,759	2,152	(47)	8,289
Depreciation and amortization	(937)	(580)	(1,120)	(964)	(1,078)	(152)	(4,831)
Operating income	1,649	390	(251)	795	1,074	(199)	3,458
Capital expenditures	889	415	1,658	961	1,474	112	5,509

(1)	The results of Telefónica Spain for the first half of 2015 has been revised to include DTS from May 1.

Telefónica, S.A.      14

Condensed consolidated interim financial statements 2016

The following table compares segment assets, liabilities and investments accounted for by the equity method at June 30, 2016 and December 31, 2015:

June 2016
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Investments accounted for by the equity method	2	6	—	2	2	59	71
Fixed assets	15,347	10,128	16,262	26,246	14,105	1,945	84,033
Total allocated assets	21,496	12,869	19,264	33,790	20,954	14,633	123,006
Total allocated liabilities	12,928	3,766	6,301	9,410	13,437	50,939	96,781

December 2015 (amended)
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Investments accounted for by the equity method	2	6	—	2	2	68	80
Fixed assets	15,393	11,570	16,780	22,169	14,504	2,038	82,454
Total allocated assets	21,349	14,745	19,913	28,308	21,623	14,391	120,329
Total allocated liabilities	13,411	4,781	6,471	7,911	14,384	47,935	94,893

Telefónica, S.A.      15

Condensed consolidated interim financial statements 2016

Note 6. Business combinations and acquisitions of non-controlling interests

Finalization of the purchase price allocation of GVT

On September 19, 2014 Telefónica S.A. signed an agreement with Vivendi, S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as delivery of shares representing 12% of the share capital of the new Telefónica Brasil, S.A. resulting from the integration with GVT.

Once the pertinent regulatory authorizations were obtained, the Extraordinary General Shareholders Meeting of Telefónica Brasil, S.A. held on 28 May, 2015, approved the acquisition.

At the date of authorization for issue of the 2015 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In the first half of 2016 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets and liabilities acquired.

The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated.

Millions of euros
Gross cash consideration (date of agreement)	4,663
Contingent consideration	102
Fair value of 12% of Telefónica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,168)
Intangible assets	835
Customer relationships	751
Other intangible assets	84
Property, plant and equipment	2,374
Deferred tax assets	182
Accounts receivable	282
Other assets	256
Cash and cash equivalents	116
Financial debt	(2,102)
Trade and other payables	(202)
Provisions	(208)
Other liabilities	(217)
Fair value of net assets	1,316
Goodwill	3,757

Telefónica, S.A.      16

Condensed consolidated interim financial statements 2016

Finalization of the purchase price allocation of DTS

Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by PRISA was completed.

Following the resolution of the adjustments to the purchase price in April 2016, Telefónica paid 29 million euros, resulting on a total consideration of 725 million euros.

At the date of authorization for issue of the 2015 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In the first half of 2016 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets and liabilities acquired.

The table below sets out the total consideration, the fair values of the assets and liabilities identified at acquisition date, and the goodwill generated.

Millions of euros
Cash payment 56% stake	725
Fair value of the prior stake	739
Intangible assets	378
Customer relationships	362
Other intangible assets	16
Property, plant and equipment	91
Deferred tax assets	454
Trade and other receivables	137
Other assets	213
Financial debt	(350)
Trade and other payables	(367)
Other liabilities	(66)
Fair value of net assets	490
Goodwill	974

Telefónica, S.A.      17

Condensed consolidated interim financial statements 2016

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2016 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Balance at December 31, 2015 (*)	21,149	33,910	55,059
Additions	588	3,066	3,654
Depreciation and amortization	(1,800)	(2,873)	(4,673)
Disposals	(19)	(30)	(49)
Inclusion of companies	1	—	1
Translation differences and hyperinflation adjustments	644	746	1,390
Transfers and others	226	(92)	134

Balance at June 30, 2016	20,789	34,727	55,516

(*)	Amended data.

The Additions by segment are detailed in Note 5.

The movement in “Goodwill” in the first half of 2016 is as follows:

Millions of euros	Goodwill
Balance at December 31, 2015 (*)	27,395
Translation differences and hyperinflation adjustments	1,117
Additions	5

Balance at June 30, 2016	28,517

(*)	Amended data.

After the final resolution of the acquisition price of DTS, the goodwill was amended according to NIIF 3 (see Note 6).

An impairment test for the goodwill allocated to Telefónica United Kingdom was performed at June 30, 2016. The sensitivity analysis performed revealed that there is not a significant risk of impairment arising from variations, reasonably possible in the current context, of the financial and operative variables that are considered individually to determine the recoverable value of the Cash Generating Unit Telefónica United Kingdom.

Telefónica, S.A.      18

Condensed consolidated interim financial statements 2016

Note 8. Related parties

Significant shareholders

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Fundación Bancaria Caixa d’Estalvis y Pensions de Barcelona (“la Caixa”), including the dependent subsidiaries of their respective consolidated groups, are as follows:

Revenues and expenses Millions of euros	January-June 2016	January-June 2015
Finance costs	67	17
Receipt of services	13	35
Other expenses	32	1

EXPENSES	112	53

Finance income	59	9
Dividends received (1)	8	9
Services rendered	41	62
Sale of goods	21	2
Other income	8	—

REVENUES	137	82

(1)	At June 30, 2016, Telefónica holds a 0.68% stake in the share capital of BBVA.

Other transactions Millions of euros	January-June 2016	January-June 2015
Finance arrangements: loans and capital contributions (borrower)	969	852
Guarantees	434	383
Commitments	75	103
Finance arrangements: loans and capital contributions (lender)	38	372
Dividends	230	214
Factoring operations	473	124
Other transactions	13	2

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in the first half of 2016 amounted to 18,905 and 402 million euros, respectively (23,870 million euros held with BBVA and 1,251 million euros held with la Caixa in the first half of 2015). The fair value of these same derivatives in the consolidated statement of financial position as of June 30, 2016 is 1,461 and -39 million euros, respectively.

Telefónica, S.A.      19

Condensed consolidated interim financial statements 2016

Associates and joint ventures

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates and joint ventures is as follows:

Millions of euros	06/30/2016	12/31/2015 (*)
Investments accounted for by the equity method	71	80
Loans to associates and joint ventures	18	21
Receivables from associates and joint ventures for current operations	28	33
Financial debt, associates and joint ventures	186	399
Payables to associates and joint ventures	284	806

Millions of euros	January-June 2016	January-June 2015 (*)
Share of (loss) profit of investments accounted for by the equity method	(3)	(8)
Revenue from operations with associates and joint ventures	110	101
Expenses from operations with associates and joint ventures	16	18
Financial income with associates and joint ventures	—	8
Financial expenses with associates and joint ventures	1	10

(*)	Amended data.

Telefónica, S.A.      20

Condensed consolidated interim financial statements 2016

Directors’ and Senior Executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2016 and 2015 are as follows:

Directors Thousands of euros	January-June 2016	January-June 2015
Fixed remuneration	3,950	4,592
Variable remuneration	8,547	10,900
Attendance fees	133	142
Other	602	3,201

TOTAL	13,232	18,835

Note: It is hereby state for the record that, on April 8, 2016, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. José Fernando de Almansa Moreno-Barreda and Mr. Santiago Fernández Valbuena, resigned from their respective positions as members of the Boards of Directors of Telefónica, S.A. therefore, regarding such members of the Boards of it is included in this section the remuneration perceived as of that date. Furthermore, on April 8, 2016, Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, and Mr. Juan Ignacio Cirac Sasturain were appointed as members of the Boards of Directors of Telefónica, S.A., therefore, regarding the latter, it is included in this section the remuneration perceived from that date.

Other benefits for Directors Thousands of euros	January-June 2016	January-June 2015
Pension funds and plans: contributions	38	62
Life insurance premiums	43	49

TOTAL	81	111

In addition, the total amounts paid to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2016 and 2015 are as follows.

Executives Thousands of euros	January-June 2016	January-June 2015
Total compensation paid to Senior Executives (1)	19,049	8,599

(1)	In Section “Total compensation paid to Senior Executives”, it is included, among other amounts, 10,560,000 euros corresponding to the severance payments perceived by Mr. Santiago Fernández Valbuena as a consequence of his cease as senior executive of Telefónica, S.A. in May 2016.

Telefónica, S.A.      21

Condensed consolidated interim financial statements 2016

Note 9. Changes in equity and shareholder remuneration

Dividends

Approval was given at the General Shareholders’ Meeting of May 12, 2016 to pay a gross 0.40 euros cash dividend per outstanding share against unrestricted reserves. This dividend was paid on May 19, 2016 and the total gross amount paid was 1,906 million euros.

Likewise approval was given to pay a scrip dividend amounting to 0.35 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments. It is envisaged that the distribution will take place during the fourth quarter of 2016. The adoption of the corresponding corporate resolutions will take place in due course.

Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.40 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.

Approval was given at the General Shareholders’ Meeting of June 12, 2015 to pay a scrip dividend amounting to approximately 0.35 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. The dividend was paid on December 7, 2015, representing an impact in equity of 337 million euros.

Other equity instruments

The payment of the coupons in the first half of 2016 in an aggregate amount, net of tax effects, of 87 million euros, related to the undated deeply subordinated securities issued in previous years, had a negative impact on “Retained earnings” in the consolidated statements of changes in equity.

Translation differences

In the first six months of 2016, the equity attributable to the equity holders of the parent increased by 1,633 million euros due to the variation between the exchange rates at June 30, 2016 compared with December 31, 2015, mainly due to the appreciation of the Brazilian real, partially offset by the depreciation of the pound sterling, Argentine peso, Mexican peso and Venezuelan bolivar.

Telefónica, S.A.      22

Condensed consolidated interim financial statements 2016

Treasury shares

The following transactions involving treasury shares were carried out in the six months ended June 30, 2016 and 2015:

Number of shares
Treasury shares at December 31, 2015	141,639,159
Acquisitions	71,155,408
Employee share option plan	(2,429,210)

Treasury shares at June 30, 2016	210,365,357

Number of shares
Treasury shares at December 31, 2014	128,227,971
Acquisitions	52,291,005
Employee share option plan	(244,098)

Treasury shares at June 30, 2015	180,274,878

The cost of the acquired treasury shares in the first semester of 2016 was 664 million euros (659 million euros in the same period of 2015).

Treasury shares in portfolio at June 30, 2016 are directly held by Telefónica, S.A. and represent 4.23% of its share capital.

All the contracts of call option on treasury shares subject to physical delivery at a fixed price were executed in 2015, and no more contracts have been signed in 2016 (38 million options on treasury shares at June 30, 2015).

The Company also has a derivative financial instrument subject to net settlement on a notional equivalent to 33.8 million Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position.

On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2013-2016” (“PIP 2013-2016”) ended, which did not entail the delivery of any shares to Telefónica Group’s directors.

Telefónica, S.A.      23

Condensed consolidated interim financial statements 2016

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at June 30, 2016 and December 31, 2015 is as follows:

June 30, 2016

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for- sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,429	252	1,609	3,674	1,353	6,591	20	130	2,984	11,078	11,078
Investments	—	—	1,088	—	909	179	—	—	—	1,088	1,088

Long-term credits	—	252	521	—	80	673	20	129	1,349	2,251	2,134
Deposits and guarantees	—	—	—	—	—	—	—	1	1,752	1,753	1,753
Derivative instruments	2,429	—	—	3,674	364	5,739	—	—	—	6,103	6,103
Impairment losses	—	—	—	—	—	—	—	—	(117)	(117)	—

Current financial assets	800	116	100	1,100	382	1,734	—	17	3,359	5,492	5,492

Financial investments	800	116	100	1,100	382	1,734	—	17	475	2,608	2,608
Cash and cash equivalents	—	—	—	—	—	—	—	—	2,884	2,884	2,884

Total financial assets	3,229	368	1,709	4,774	1,735	8,325	20	147	6,343	16,570	16,570

Telefónica, S.A.      24

Condensed consolidated interim financial statements 2016

December 31, 2015 (amended)

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for- sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,340	238	1,823	2,975	1,511	5,847	18	148	2,881	10,405	10,405

Investments	—	—	1,289	—	1,068	221	—	—	—	1,289	1,289
Long-term credits	—	238	534	—	79	675	18	145	1,966	2,883	2,376
Deposits and guarantees	—	—	—	—	—	—	—	3	1,422	1,425	1,425
Derivative instruments	2,340	—	—	2,975	364	4,951	—	—	—	5,315	5,315
Impairment losses	—	—	—	—	—	—	—	—	(507)	(507)	—

Current financial assets	859	116	85	1,540	448	2,152	—	10	3,058	5,668	5,668

Financial investments	859	116	85	1,540	448	2,152	—	10	443	3,053	3,053
Cash and cash equivalents	—	—	—	—	—	—	—	—	2,615	2,615	2,615

Total financial assets	3,199	354	1,908	4,515	1,959	7,999	18	158	5,939	16,073	16,073

Telefónica, S.A.      25

Condensed consolidated interim financial statements 2016

June 30, 2016

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	363	—	363	—	44,573	44,936	49,160
Loans and other payables	—	—	—	—	—	—	14,664	14,664	14,586
Derivative instruments	2,648	—	1,464	135	3,977	—	—	4,112	4,112

Total financial liabilities	2,648	—	1,827	135	4,340	—	59,237	63,712	67,858

December 31, 2015 (amended)

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	360	—	360	—	45,012	45,372	48,761
Loans and other payables	—	—	—	—	—	—	11,380	11,380	11,284
Derivative instruments	2,582	—	753	146	3,189	—	—	3,335	3,335

Total financial liabilities	2,582	—	1,113	146	3,549	—	56,392	60,087	63,380

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at June 30, 2016 and December 31, 2015 as a result of fair value interest rate and exchange rate hedges.

The Group has entered into agreements to extend payments terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (346 million euros as of June 30, 2016 and 927 million euros as of December 31, 2015). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash flows used in financing activities” flow of the consolidated statement of cash flow, includes the payments related to financed investments and payments to suppliers with extended terms, which in the first half of 2016 amounted to 1,457 million euros.

As of June 30, 2016, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 11,812 million euros (of which 10,662 million euros mature in more than twelve months).

Telefónica, S.A.      26

Condensed consolidated interim financial statements 2016

The description of the main issues or cancellations in the first half of 2016 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest Rate	Listing Market
Telefónica Participaciones, S.A.U.	XS1377251423	Issue	Bond(*)	03/09/16	600	EUR	600	0%	London
Telefónica Emisiones, S.A.U.	XS1394777665	Issue	Bond	04/13/16	1,400	EUR	1,400	0.75%	London
Telefónica Emisiones, S.A.U.	XS1394764689	Issue	Bond	04/13/16	1,350	EUR	1,350	1.46%	London
Telefónica Emisiones, S.A.U.	XS0241946630	Redemption	Bond	02/02/16	(1,750)	EUR	(1,750)	4.375%	London
Telefónica Emisiones, S.A.U.	XS0696856847	Redemption	Bond	02/03/16	(802)	EUR	(802)	4.967%	London
Telefónica Emisiones, S.A.U.	US87938WAN39	Redemption	Bond	02/16/16	(1,250)	USD	(1,119)	3.992%	New York
Telefónica Emisiones, S.A.U.	XS1046491657	Redemption	Bond	03/29/16	(200)	EUR	(200)	Euribor 3M +0.65%	London
Telefónica Emisiones, S.A.U.	XS0419264063	Redemption	Bond	04/01/16	(1,000)	EUR	(1,000)	5.496%	London
Telefónica Emisiones, S.A.U.	XS0419264063	Redemption	Bond	04/01/16	(500)	EUR	(500)	5.496%	London
Telefónica Emisiones, S.A.U.	US87938WAB9	Redemption	Bond	06/20/16	(1,250)	USD	(1,103)	6.421%	New York
Telefónica, S.A.	various	Issue	Promissory Note	various	156	EUR	156	0.069%	n/a
Telefónica, S.A.	various	Redemption	Promissory Note	various	(63)	EUR	(63)	0.117%	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	5,950	EUR	5,950	0.0004%	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(3,036)	EUR	(3,036)	0.0523%	n/a

(*)	Issuance of cash-settled equity-link bonds, non-dilutive effect and referenced to the trading price of the shares of Telefónica, S.A.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U.

Telefónica, S.A.      27

Condensed consolidated interim financial statements 2016

Interest-bearing debt arranged in the first half of 2016 includes mainly the following:

Transaction description	Limit 06/30/2016 (millions)	Currency	Outstanding balance 06/30/2016 (million of euros)	Arrangement date	Maturity date	Drawdown January-June (million of euros)	Repayment January-June (million of euros)
Telefónica, S.A.
Syndicated facility	3,000	EUR	980	02/18/14	02/18/20	1,280	(1,000)
Syndicated facility	2,500	EUR	800	02/19/15	02/19/21	300	—
Syndicated facility	3,000	EUR	970	11/17/15	02/17/18	2,570	(1,600)
Structured Financing (*)	575	USD	118	08/01/13	10/31/23	118	—
Structured Financing (*)	750	USD	126	12/11/15	03/11/26	126	—
Structured Financing (*)	500	EUR	129	12/11/15	03/11/26	129	—
Bilateral loan	100	EUR	100	02/23/16	02/23/19	100	—
Bilateral Loan	100	EUR	100	02/23/16	02/23/21	100	—
Loan	300	EUR	300	03/08/16	03/08/21	300	—
Telefónica Móviles Chile, S.A.
Syndicated facility	150	USD	135	04/15/16	04/15/21	135	—
Telefónica Germany GmbH & Co. OHG
Syndicated facility	750	EUR	600	03/22/16	03/22/21	600	—
EIB Financing (1)	450	EUR	—	06/13/16	06/13/25	—	—

(1)	This financing is split in 5 tranches with a maturity to as late as 2025.
(*)	Facility with amortization schedule.

Telefónica, S.A.      28

Condensed consolidated interim financial statements 2016

Note 11. Average number of Group employees

The average number of Group employees in the first six months of 2016 and 2015 is as follows:

Average number of employees	June 2016	June 2015
Males	83,575	78,723
Females	51,347	49,191

Total	134,922	127,914

The average number of employees in the first six months of 2016 and 2015 includes the employees related to the operations of Telefónica in the United Kingdom due to the change in the accounting treatment of this operation (see Note 14).

The change in the average number of employees has been impacted by the changes in the consolidation scope in 2015, related with GVT and DTS (see Note 3).

Note 12. Income tax

The deviation in the first six months of 2016 and 2015 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group’s regular evaluation of the recoverability of tax losses.

In view of the status of all tax assessments and inspections in Spain, in the first half of 2015 the Group recognized tax benefits of unused tax loss carryforwards for the amount of 1,121 million euros. Additionally, the partial demerger of Telco, S.p.A. took place in the first half of 2015, making the loss resulting from the difference between the acquisition price and the market value of the stake at the date of the demerger tax deductible.

Telefónica Perú

With regard to the tax litigation currently being pursued by Telefónica Group companies in Peru, in June 2015 the tax authority submitted to the Company the Orders of Compliance and required it to pay 1,521 million Peruvian soles (approximately 431 million euros). The Company filed an appeal against these Orders, without prejudice to the applications made in due course for a suspension injunction, as the final judicial proceedings relating to these matters are still ongoing. Following the notifications received, liability referred to was recorded in the first half of 2015.

In the first half of 2016 there were not any new court rulings in connection with these proceedings. The Group and its legal advisors consider there are legal arguments that support their position.

Tax deductibility of financial goodwill (Article 12.5)

As explained in Note 17 of the 2015 consolidated financial statements of the Group, the Telefónica Group had decided to set up a provision for the amount of the goodwill amortized for tax purposes corresponding to the purchase of companies of the O2 Group subject to the sale agreement. Given that the execution of a sale transaction in similar terms is less certain, the aforementioned provision was reversed (see Note 14).

Nevertheless, in relation with other investments, mainly VIVO, the Group decided to continue provisioning the amount of the goodwill amortized for tax purposes, for a total amount of 114 million euros at June 30, 2016 (79 million euros at December 31, 2015).

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Condensed consolidated interim financial statements 2016

Note 13. Other information

Litigation

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2015 from that date to the date of authorization for issue of these interim financial statements are as follows:

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST)

Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the FUST calculation (Fund for Universal Access to Telecommunications Services) – a fund which covers the obligations to provide Universal Service -with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was dismissed. ANATEL filed an appeal against this resolution.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed by Decision of May 10, 2016. ANATEL filed an appeal against this resolution.

The wireline fixed operators filed an appeal for clarification that the FUST can not be collected on income earned by Interconnection and Operating Leased Line Connection. They also asked the Court to rule on two legal foundations that have not been analyzed in the judgment: that the FUST has become obsolete, among other reasons, because of the advance of mobile telephony; and what is collected does not apply to the purpose for which it was created, only a very small percentage of the amount collected by the FUST is used in financing fixed telephony.

The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefónica Brasil for alleged reiterated malfunctioning in services provided by Telefónica Brasil and request of compensation for damages to the customers affected

The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia, who dismissed the appeal for lack of the legal requirements for filing. Against this resolution a new appeal can be filed.

Appeal against the decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On June 28, 2016, the European Union General Court has made its Decision public, in which, although it declares the existence of an infringement of competition law, annuls Article 2 of the contested Decision, the amount of the fine is set, and requires the Commission to reassess the amount. The General Court considers that the Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of the clause. Telefónica understands that there are grounds for believing that the Sentence do not suit at law; consequently, it will file an appeal before the Court of Justice of the European Union, within two months of notification of the abovementioned judgment.

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Condensed consolidated interim financial statements 2016

Commitments

The main developments with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2015 from that date to the date of authorization for issue of these interim financial statements are as follows:

Agreement for the sale of Telefonica’s operations in the UK (O2 UK)

In connection with the agreement reached between Telefónica and Hutchison Whampoa Group for the potential acquisition by the latter of Telefónica´s operations in the UK (O2 UK), on May 11, 2016 the European Commission made public its decision to prohibit the transaction under the European Union merger regulations, having the aforementioned agreement between Telefónica and Hutchison Whampoa Group been terminated (see notes 3 and 14).

Sale agreement of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a shares purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This shares purchase agreement was subscribed on December 31, 2015.

Following the aforementioned shares purchase agreement and in connection with this transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies would adhere to that master services agreement throughout the year 2016. The aforementioned master service agreement entered into force on March 1, 2016 through the subscription of the first adherence agreements by the Group companies located in Spain, Argentina and Peru.

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Condensed consolidated interim financial statements 2016

Note 14. Recognition of Telefónica’s operation in the United Kingdom

As described in Note 3, Telefónica’s operations in United Kingdom (O2 UK) are no longer presented as discontinued operations and its assets and liabilities cease to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements.

The change in classification entails that financial statements are amended to present O2 UK’s assets and liabilities as if the disposal group had not been classified as held for sale. Also, the results of operations and net cash flows of O2 UK, previously presented in discontinued operations, are reclassified and included in income from continuing operations and net cash flows from continuing operations, respectively, for all periods presented.

The main impacts are as follows:

•	Assets and liabilities are measured at the carrying amount that would have been recognised had the disposal group not been classified as held for sale in March 2015. Thus, the net carrying amount of those items is recorded for depreciation and amortisation amounting to 897 million euros in the year 2015 (289 million euros in the first half of 2015). The related tax effect amounts to 180 million euros in the year 2015 (58 million euros in the first half of 2015).

•	Derecognition of the deferred tax asset resulting from the estimated difference between the tax value and the agreed value in the highly probable sale of O2 UK amounting to 1,789 million euros as of December 31, 2015 (see Note 23 to the 2015 consolidated financial statements). Additionally, derecognition of the provision set up for the amount corresponding to the tax amortization of goodwill generated in 2006 in the acquisition of the companies involved in the sale agreement and deducted until December 31, 2015, amounting to 377 million euros as of December 31, 2015 (see Note 23 to the 2015 consolidated financial statements).

The impact in the consolidated income statement of the tax effects explained in the previous paragraph is a higher income tax expense amounting to 1,320 million euros in the first half of 2015, and 1,412 million euros in the year 2015.

•	Reclassification of the partial adjustment of the goodwill generated on the acquisition of Telefónica Digital Inc. recognised in the second half of 2015 amounting to 104 million euros to the “Other expenses” line item in the consolidated income statement for the year 2015.

In addition to this, hedging transactions entered into by the Group following the agreement with Hutchison Whampoa in order to hedge the foreign exchange risk associated with the amount to be collected in pounds sterling for the sale of O2 UK, no longer qualify for hedge accounting. Therefore, the amount accumulated in “Other comprehensive income” was recycled to the consolidated income statement in the second quarter of 2016 (positive impact amounting to 184 million euros before tax).

Telefónica, S.A.      32

Condensed consolidated interim financial statements 2016

Consolidated statement of financial position at December 31, 2015

A reconciliation of the consolidated statement of financial position reported in the 2015 consolidated financial statements and the amended statement of financial position as presented for comparative purposes in these consolidated interim financial statements is as follows:

Consolidated statement of financial position Millions of euros	12/31/2015	Reclassification O2 UK	12/31/2015 Amended data
A) NON-CURRENT ASSETS	91,427	10,187	101,614
Intangibles	18,562	2,587	21,149
Goodwill (*)	21,774	5,621	27,395
Property, plant and equipment	30,549	3,361	33,910
Deferred tax assets	10,460	(1,785)	8,675
Other non-current assets	10,082	403	10,485
B) CURRENT ASSETS	31,576	(12,861)	18,715
Inventories	1,360	96	1,456
Trade and other receivables	8,301	1,925	10,226
Other current assets	4,312	82	4,394
Cash and cash equivalents	2,599	16	2,615
Non-current assets and disposal groups classified as held for sale	15,004	(14,980)	24

TOTAL ASSETS (A + B)	123,003	(2,674)	120,329

A) EQUITY	27,556	(2,120)	25,436
Equity attributable to equity holders of the parent and other holders of equity instruments	17,891	(2,120)	15,771
Non-controlling interests	9,665	—	9,665
B) NON-CURRENT LIABILITIES	60,549	(40)	60,509
Non-current interest-bearing debt	47,117	—	47,117
Non-current trade and other payables	2,381	7	2,388
Deferred tax liabilities	2,313	237	2,550
Non-current provisions	8,738	(284)	8,454
C) CURRENT LIABILITIES	34,898	(514)	34,384
Current interest-bearing debt	12,953	17	12,970
Current trade and other payables	14,264	2,870	17,134
Other current liabilities	3,740	523	4,263
Liabilities associated with non-current assets and disposal groups classified as held for sale	3,941	(3,924)	17

TOTAL EQUITY AND LIABILITIES (A+B+C)	123,003	(2,674)	120,329

(*)	After the final resolution of the acquisition price of DTS, the goodwill was revised according to IFRS 3 (see notes 6 and 7).

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Condensed consolidated interim financial statements 2016

Consolidated income statements for the six-months ended June 30, 2015 and for the year ended December 31, 2015

A reconciliation of the consolidated income statements for the six months ended June 30, 2015 and for the year ended December 31, 2015 to the amended consolidated income statements included for comparative purposes within these consolidated interim financial statements is as follows:

	January-June 2015			January-December 2015
Consolidated income statements Millions of euros	Interim financial statements	Reclassi- fication O2 UK	Amended data	Annual financial statements	Reclassi- fication O2 UK	Amended data
Revenues	23,419	3,732	27,151	47,219	7,697	54,916
Other income	713	82	795	1,841	170	2,011
Supplies	(6,292)	(1,768)	(8,060)	(12,910)	(3,637)	(16,547)
Personnel expenses	(3,316)	(265)	(3,581)	(9,800)	(549)	(10,349)
Other expenses	(7,204)	(812)	(8,016)	(14,936)	(1,866)	(16,802)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	7,320	969	8,289	11,414	1,815	13,229
Depreciation and amortization	(4,252)	(579)	(4,831)	(8,517)	(1,187)	(9,704)
OPERATING INCOME	3,068	390	3,458	2,897	628	3,525
Share of loss of investments accounted for by the equity method	(4)	(4)	(8)	(5)	(5)	(10)
Finance income	1,000	(8)	992	2,090	(14)	2,076
Exchange gains	4,974	16	4,990	6,489	15	6,504
Finance costs	(1,871)	(12)	(1,883)	(4,400)	(17)	(4,417)
Exchange losses	(5,232)	(13)	(5,245)	(6,760)	(12)	(6,772)
Net financial expense	(1,129)	(17)	(1,146)	(2,581)	(28)	(2,609)
PROFIT BEFORE TAX	1,935	369	2,304	311	595	906
Corporate income tax	(71)	(79)	(150)	(13)	(142)	(155)
PROFIT AFTER TAX FROM CONTINUING OPERATIONS	1,864	290	2,154	298	453	751
Profit after tax from discontinued operations	1,841	(1,841)	—	2,582	(2,582)	—
PROFIT FOR THE PERIOD	3,705	(1,551)	2,154	2,880	(2,129)	751
Non-controlling interests	(12)	—	(12)	(135)	—	(135)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	3,693	(1,551)	2,142	2,745	(2,129)	616

Consolidated statements of cash flows for the six-months ended June 30, 2015 and for the year ended December 31, 2015

A reconciliation of the consolidated statements of cash flows for the six months ended June 30, 2015 and for the year ended December 31, 2015 to the amended statements of cash flows included for comparative purposes in these consolidated interim financial statements is as follows:

Telefónica, S.A.      34

Condensed consolidated interim financial statements 2016

	January-June 2015			January-December 2015
Consolidated statement of cash flows Millions of euros	Interim financial statement	Reclassi- fication O2 UK	Amended Data	Annual financial statement	Reclassi- fication, O2 UK	Amended Data
Cash received from customers	28,540	4,913	33,453	57,705	9,877	67,582
Cash paid to suppliers and employees	(22,303)	(3,811)	(26,114)	(42,800)	(8,033)	(50,833)
Dividends received	36	—	36	45	—	45
Net interest and other financial expenses paid	(1,438)	(21)	(1,459)	(2,455)	(35)	(2,490)
Taxes paid	(134)	(23)	(157)	(664)	(25)	(689)
Net cash flow provided by operating activities from continuing operations	4,701	1,058	5,759	11,831	1,784	13,615
Net cash flow provided by operating activities from discontinued operations	1,058	(1,058)	—	1,784	(1,784)	—
Net cash flow provided by operating activities	5,759	—	5,759	13,615	—	13,615
Proceeds on disposals of property, plant and equipment and intangible assets	123	—	123	254	—	254
Payments on investments in property, plant and equipment and intangible assets	(5,587)	(510)	(6,097)	(9,401)	(1,109)	(10,510)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	22	—	22	373	(19)	354
Payments on investments in companies, net of cash and cash equivalents acquired	(2,705)	(3)	(2,708)	(3,178)	(3)	(3,181)
Proceeds on financial investments not included under cash equivalents	1,033	29	1,062	1,064	78	1,142
Payments on financial investments not included under cash equivalents	(252)	(79)	(331)	(286)	(140)	(426)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents	(451)	26	(425)	(584)	27	(557)
Government grants received	7	—	7	7	—	7
Net cash flow used in investing activities from continuing operations	(7,810)	(537)	(8,347)	(11,751)	(1,166)	(12,917)
Net cash flow used in investing activities from discontinued operations	(537)	537	—	(1,166)	1,166	—
Net cash flow used in investing activities	(8,347)	—	(8,347)	(12,917)	—	(12,917)
Dividends paid	(2,343)	—	(2,343)	(2,775)	—	(2,775)
Proceeds from issue of share capital increase	4,202	—	4,202	4,255	—	4,255
(Payments)/proceeds of treasury shares and other operations with shareholder	(690)	—	(690)	(1,772)	—	(1,772)
Operations with other equity holders	360	—	360	83	—	83
Proceeds on issue of debentures and bonds, and other debts	300	—	300	1,602	—	1,602
Proceeds on loans, borrowings and promissory notes	6,821	—	6,821	8,770	14	8,784
Cancellation of debentures and bonds, and other debts	(3,234)	—	(3,234)	(3,805)	—	(3,805)
Repayments of loans, borrowings and promissory notes	(4,842)	—	(4,842)	(9,844)	(14)	(9,858)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(152)	—	(152)	(126)	—	(126)
Net cash used in financing activities from continuing operations	422	—	422	(3,612)	—	(3,612)
Net cash provided by in financing activities from discontinued operations	—	—	—	—	—	—
Net cash used in financing activities	422	—	422	(3,612)	—	(3,612)

Telefónica, S.A.      35

Condensed consolidated interim financial statements 2016

Note 15. Events after the reporting period

The following events regarding the Group took place between the reporting date and July 27, 2016:

Financing

On July 7, 2016, Telefónica, S.A. drew down 500 million euros under its 3,000 million euros syndicated credit facility signed on November 17, 2015 and maturing in 2018.

Sale of 1.51% of the share capital of China Unicom

On July 10, 2016, Telefónica Internacional, S.A.U. (100% subsidiary of Telefónica, S.A.) proceeded with the sale of 361,794,559 shares of China Unicom (Hong Kong) Limited (China Unicom), representing 1.51% of the share capital of the company, by a block trade process, at a price of 7.80 Hong Kong dollars per share, for a total amount of 2,822 million Hong Kong dollars, approximately 322 million euros. Thus, Telefónica maintains a stake close to 1% in China Unicom.

The stake in China Unicom is classified as an available-for-sale financial asset. After the reclassification of losses included in other comprehensive income, the sale will have a negative impact in the consolidated profit for the year in the amount of 123  million euros.

Note 16. Additional note for English translation

These interim financial statements were originally prepared in Spanish. In the event of any discrepancy, the Spanish language version prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

Telefónica, S.A.      36

Condensed consolidated interim financial statements 2016

Appendix I. Changes in the consolidation scope

The main changes in the consolidation scope, taking place in the first half of 2016, were as follows:

Telxius Telecom

On January 29, 2016, Telefónica Internacional, S.A.U. sold its 50% stake in Telefónica América, S.A. to Telefónica, S.A., becoming the sole shareholder of the company.

On March 7, 2016 the sole shareholder of Telefónica América, S.A., adopted the decision to change the company’s registered name to Telxius Telecom, S.A.U.

Telxius Telecom, S.A.U. is the parent company of a group of entities which bring together certain infrastructure assets of the Group, including wireless telecommunication towers and the international cable of underwater optic fiber network of the Group.

Telxius Torres España

On February 16, 2016 took place the partial spin-off of Telefónica Móviles España, S.A. and Wireless Towers, S.L.U. (newly company created, subsequenty named Telxius Torres España, S.L.U.) whose purpose was the contribution of the economic unit consisting of tenure and operation of tower infrastructures by Telefónica Móviles España, S.A. The holding company owner of Telxius Torres España, S.L.U. was Telefónica, S.A.

On March 31, 2016 Telxius Telecom, S.A.U. acquired the 100% of Telxius Torres España, S.L.U. to Telefónica, S.A.

Telxius Torres Latam

On February 5, 2016, Towerco Américas, S.L.U. was incorporated. Telxius Telecom, S.A.U. holds 100% of the shares, and the company was incorporated in the consolidation perimeter by the global integration method.

On March 10, 2016, Towerco Américas, S.L.U. changed its company’s registered name to Telxius Torres Latam, S.L.U.

Telxius Torres Brasil

On February 25, 2016 Towerco Latam Brasil, Ltda. was incorporated, 100% owned by Telxius Torres Latam, S.L.U. and it is consolidated using the full consolidation method.

On April 8, 2016, Towerco Latam Brasil, Ltda. changed its company’s registered name to Telxius Torres Brasil, Ltda.

Towerco Latam Perú

On February 18, 2016, Towerco Latam Perú, S.A.C. was incorporated, 100% owned by Telefónica del Perú, S.A.A., and incorporated in the consolidation perimeter by the global integration method.

On March 31, 2016 Telxius Torres Latam, S.L.U. acquired the 100% of Towerco Latam Perú, S.A.C. to Telefónica del Perú, S.A.A.

Towerco Latam Chile Holding

On April 8, 2016, Towerco Latam Chile Holding, S.A. was incorporated by Inversiones Telefónica Móviles Holding, S.A. as a result of the spin-off of this last one, and was incorporated in the consolidation perimeter by the global integration method.

Telxius Torres Latam, S.L.U. acquired on May 1, 2016 the 100% of Towerco Latam Chile Holding, S.A.

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Condensed consolidated interim financial statements 2016

Towerco Latam Chile

Towerco Latam Chile, S.A. was created as a result of the spin-off of Telefónica Móviles Chile, S.A. The company is wholly owned by Towerco Latam Chile Holding, and was incorporated in the consolidation perimeter by the global integration method.

Telefónica Germany Vermögensverwaltungsgesellschaft

On February 25, 2016 Telefónica Germany Vermögensverwaltungsgesellschaft mbH was created, 100% owned by E-Plus Mobilfunk GmbH. The new company is consolidated using the full consolidation method.

On 5 April 2016 the partial spin-off of Telefónica Germany GmbH & Co. OHG for Telefónica Germany Vermögensverwaltungsgesellschaft mbH, whose purpose was the contribution by Telefónica Germany GmbH &Co. OHG economic unit consisting of tenure and operation of infrastructure cell tower, took place.

On April 21, 2016 the company Telxius Telecom, S.A.U. acquired the 100% percentage stake of this company.

Telefónica Gestión de Servicios Compartidos

On December 31, 2015, an agreement was concluded for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C. This agreement was ratified by the parties at the closing of the transaction on March 1, 2016.

Telefónica, S.A.      38

Condensed consolidated interim financial statements 2016

Interim consolidated management report

TELEFONICA GROUP

In the first six months of 2016, Telefónica has taken further steps aimed at achieving profitable and sustainable long-term growth and has also improved its competitive position in key markets.

In the first semester of 2016, OIBDA totaled 7,756 million euros in June 2016, down 6.4% in reported terms. This decrease is affected mainly by foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-10.7 p.p.) partially offset by the consolidation of GVT and DTS in the first semester of 2015 (+2.3 p.p.).

The evolution of foreign exchange rates impacted negatively in the first half of 2016 consolidated financial results, in particular the depreciation of several Latin American currencies against the euro, such as the Brazilian real and to a lesser extent the Venezuelan bolívar and the Argentinian peso.

In the first half of 2016 consolidated financial statements, the Company used the exchange rate of the Venezuelan bolívar set at the denominated DICOM, which at June 30, 2016 was set at 628 Venezuelan bolívar fuerte per U.S. dollar, for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela. In the first semester of 2015 consolidated financial statements, Telefónica used the exchange rate of the Venezuelan bolívar set at the denominated SIMADI (set at 197 Venezuelan bolívar fuerte per U.S. dollar).

Telefónica’s total accesses totaled 347.5 million as of June 30, 2016. Group accesses decreased by 2.0% affected, in part, by prepaid disconnections in Telefónica Brazil (which resulted in the disconnection of 11.5 million accesses during 2015). In 2016, commercial activity increased based on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. Accesses in Telefónica Hispanoamérica (38.8% of the Group’s total as of June 30, 2016) increased by 1.6% year-on-year, accesses in Telefónica United Kingdom (7.3% of the Group’s total) increased by 1.5% year-on-year and accesses in Telefónica Germany (14.0% of the Group’s total) increased by 1.2% year-on-year.

Telefónica, S.A.      39

Condensed consolidated interim financial statements 2016

The below table shows the evolution of Group accesses in the first half of 2016 compared to the first half of 2015:

ACCESSES

Thousands of accesses	June 2015	June 2016	% YoY
Fixed telephony accesses (1)	40,400.0	39,262.1	(2.8%)
Internet and data accesses	21,249.6	21,641.4	1.8%
Broadband	20,775.2	21,195.9	2.0%
Fiber & VDSL	6,386.4	8,362.0	30.9%
Mobile accesses	278,414.0	272,596.8	(2.1%)
Prepay	177,429.1	165,619.6	(6.7%)
Contract	100,984.8	106,977.2	5.9%
M2M	10,681.6	12,988.2	21.6%
Pay TV	8,030.3	8,422.0	4.9%

Final Clients Accesses	348,093.8	341,922.3	(1.8%)

Wholesale Accesses	6,401.0	5,591.7	(12.6%)

Total Accesses	354,494.8	347,514.0	(2.0%)

Notes:

-	Accesses include Telefónica United Kingdom accesses since 2015 as the group has been classified as a continuing operation.

(1)	Includes “fixed wireless” and Voice over IP accesses.

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 272.6 million as of June 30, 2016, down 2.1% compared to June 30, 2015, affected mainly by the decrease in prepay accesses due to the disconnection of prepay accesses in Brazil (11.5 million accesses in 2015). Contract accesses, however, were up 5.9% year-on-year, continuing to increase their weight over total mobile accesses up to 39.2% (+3.0 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 18.1% year-on-year), totaling 130.1 million accesses as of June 30, 2016 and reaching a penetration rate over total accesses of 51.1% (+9.0 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.2 million at June 30, 2016, up 2.0% year-on-year. Fiber accesses stood at 6.8 million at June 30, 2015.

TV accesses totaled 8.4 million as of June 30, 2016, up 4.9% year-on-year.

Telefónica, S.A.      40

Condensed consolidated interim financial statements 2016

Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for the first half of 2016 and 2015. The consolidated interim income statement data for the six-month period ended June 30, 2015 has been retrospectively amended to show the reclassification of the results attributable to our operations in the United Kingdom as continued operations and are not derived from Telefónica, S.A.’s consolidated interim financial statements originally published.

	Period ended June 30				Percent Change
	June 2015 (*)		June 2016		2016 vs 2015
Consolidated results Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	27,151	100.0%	25,235	100.0%	(1,916)	(7.1%)
Other income	795	2.9%	725	2.9%	(70)	(8.8%)
Supplies	(8,060)	(29.7%)	(7,423)	(29.4%)	637	(7.9%)
Personnel expenses	(3,581)	(13.2%)	(3,436)	(13.6%)	145	(4.0%)
Other expenses	(8,016)	(29.5%)	(7,345)	(29.1%)	671	(8.4%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	8,289	30.5%	7,756	30.7%	(533)	(6.4%)
Depreciation and amortization	(4,831)	(17.8%)	(4,673)	(18.5%)	158	(3.3%)
OPERATING INCOME	3,458	12.7%	3,083	12.2%	(375)	(10.9%)
Share of loss of investments accounted for by the equity method	(8)	(0.0%)	(3)	(0.0%)	5	(60.7%)
Net financial expense	(1,146)	(4.2%)	(1,320)	(5.2%)	(174)	15.2%
PROFIT BEFORE TAX	2,304	8.5%	1,760	7.0%	(544)	(23.6%)
Corporate income tax	(150)	(0.6%)	(549)	(2.2%)	(399)	n.m.
PROFIT FOR THE PERIOD	2,154	7.9%	1,211	4.8%	(943)	(43.8%)
Non-controlling interests	(12)	(0.0%)	30	0.1%	42	c.s.
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	2,142	7.9%	1,241	4.9%	(901)	(42.1%)

(*)	Amended data to reflect the results of Telefónica´s operations in the United Kingdom as continuing operations.

Adjustments made to calculate organic variations

Year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant exchange rates and by making certain other adjustments which are described herein. We believe that “organic” variations, while not a substitute for reported variations, provide useful information for investors and other interested parties because:

•	they give additional information on the underlying performance of the operating business, removing the impact of certain items we believe that facilitate the analysis of the performance of Telefónica’s underlying business;

•	Telefónica uses this data internally to assess its profitability; and

•	we believe this data facilitates the comparison between Telefónica’s performance with that of other operators, although “organic” is not a term defined in IFRS, and “organic” measures included herein may not be comparable to similar measures presented by other companies.

Telefónica, S.A.      41

Condensed consolidated interim financial statements 2016

For purposes of this report, “organic” variation is defined as the reported variation as adjusted to exclude the impact of certain items. The adjustments made to calculate de first half of 2016 and 2015 organic variations are the following:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2016 and 2015. In particular, we have used the average foreign exchange rates of the first half of 2015 for both periods.

Foreign exchange rates had a negative impact on our reported results for the first half of 2016, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Brazilian real and, to a lesser extent, the Venezuelan bolivar and the Argentinian peso.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

The foreign exchange rate effect and the hyperinflation in Venezuela reduce revenue and OIBDA growth by 11.7 percentage points and 10.7 percentage points, respectively.

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in the first half of 2016 and 2015. The main changes in our consolidation perimeter in such periods are related to the consolidation of GVT in Telefónica Brazil since May 2015 and the consolidation of DTS in Telefónica Spain since May 2015.

In order to exclude the impact of these changes in our perimeter, we have:

•	Consolidated GVT’s results from January 1 to April 30, 2015 in our results of the first half of 2015;

•	consolidated DTS’s results from January 1 to April 30, 2015 in our results of the first half of 2015.

The impact of changes in our consolidation perimeter increase revenues and OIBDA by 3.3 percentage points and 2.3 percentage points, respectively.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs, mainly those related to restructuring processes in Telefónica Germany and the Group’s simplification program.

In the first half of 2016, these restructuring costs totaled 68 million euros of impact in OIBDA, mainly relating to Telefónica Germany (37 million euros), Telefónica Brazil (25 million euros) and Telefónica Hispanoamérica (3 million euros).

In the first half of 2015, these restructuring costs totaled 17 million euros of impact in OIBDA mainly relating to Telefónica Germany (3 million euros), Telefónica Hispanoamérica (8 million euros, relating to Peru) and other companies (6 million euros).

•	Results of tower sales:

The results attributable to the sale of towers in the first half of 2015 have been excluded and totaled 40 million euros of impact in OIBDA, in Telefónica Spain (38 million euros) and Telefónica Hispanoamérica (2 million euros).

The results of tower sales were excluded from our first half of 2016 results.

Telefónica, S.A.      42

Condensed consolidated interim financial statements 2016

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in the first half of 2016 and 2015.

In the first half of 2016, these acquisitions totaled 10 million euros, 7 million euros corresponding to Telefónica Spain and 3 million euros corresponding to Telefónica Germany.

In the first half of 2015, these acquisitions totaled 1,589 million euros, 1,195 million euros corresponding to Telefónica Germany, 49 million euros corresponding to Telefónica Spain and 345 million euros corresponding to Telefónica Hispanoamérica with the following distribution by country:

•	Telefónica Argentina (204 million euros);

•	Telefónica Ecuador (135 million euros); and

•	Telefónica Chile (6 million euros).

The table below shows the first half of 2016 and 2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income interim statement measures:

	YoY variation
TELEFÓNICA JUNE 2016	% Reported YoY	% Organic YoY
Revenues	(7.1%)	1.3%
Other income	(8.8%)	(0.5%)
Supplies	(7.9%)	(3.0%)
Personnel expenses	(4.0%)	3.3%
Other expenses	(8.4%)	2.7%
OIBDA	(6.4%)	3.1%
Operating income (OI)	(10.9%)	4.6%
CapEx	(33.7%)	2.9%
OpCF (OIBDA-CapEx)	47.6%	3.3%

Telefónica, S.A.      43

Condensed consolidated interim financial statements 2016

The below table shows the contribution of each item for which we have adjusted our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

	Contribution to reported growth (percentage points)
TELEFÓNICA JUNE 2016	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition
Revenues	(11.7)	3.3	—	—	—
Other income	(7.6)	4.5	—	(5.2)	—
Supplies	(8.9)	4.1	—	—	—
Personnel expenses	(13.3)	4.3	1.5	—	—
Other expenses	(14.3)	3.1	0.1	—	—
OIBDA	(10.7)	2.3	(0.7)	(0.5)	—
Operating Income (OI)	(12.1)	(0.5)	(1.7)	(1.2)	—
CapEx	(10.4)	3.2	—	—	(28.7)
OpCF (OIBDA-CapEx)	(11.3)	0.4	(2.1)	(1.4)	56.8

Results discussion

Revenues totaled 25,235 million euros in the first six months of 2016, decreasing 7.1% in reported terms compared to the first half of 2015. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-11.7 p.p.) partially offset by the consolidation of GVT and DTS in the Telefónica Group results in May 2015 (which accounted for +3.3 p.p. of the year-on-year increase) and to a lesser extent due to lower handset revenues. In organic terms, revenues would have increased 1.3% due to a better performance in postpaid revenues with strong data revenue growth. The growing focus on our key markets was reflected in the revenue mix with Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica accounting for 69% of the revenues, increasing local scale and keeping at the same time the Group’s differential diversification and global scale.

The structure of revenues reflects Telefónica’s business diversification. The segment with the largest contribution to our revenues in the first half of 2016 was Telefónica Spain, representing 25.1% (+3 p.p. compared to the first semester of 2015). Despite the adverse impact of exchange rates and hyperinflation in Venezuela, Telefónica Hispanoamérica represented 23.8% (-2.4 p.p. compared to the first semester of 2015), followed by Telefónica Brazil, representing 20.2% (-1 p.p. compared to the first semester of 2015 affected strongly by the Brazilian real depreciation), Telefónica Germany which increased its contribution compared to the first half of 2015 to 14.6% (+0.5 p.p.) and Telefónica United Kingdom representing 13.7% (-0.3 p.p. year-on-year).

•	Mobile business revenues totaled 15,566 million euros in the first six months of 2016 (of which 13,534 million euros corresponded to service revenues and 1,871 million euros corresponded to handset revenues) down 12.6% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-11.6 p.p.). Excluding this impact, year-on-year decrease would have been 1% due to the decrease of mobile revenues in Telefónica Spain, Telefónica Germany and Telefónica United Kingdom due to lower handset revenues that compensate the increase of mobile revenues in Telefónica Hispanoamérica and in Telefónica Brazil due to higher customer base and higher data adoption.

Mobile service revenues totaled 13,534 million euros in the first six months of 2016, down 11.4% year-on-year in reported terms explained by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-12.3 p.p.). Excluding this impact, year-on-year increase would have been 0.7% due mainly to the higher customer base and higher data consumption.

Telefónica, S.A.      44

Condensed consolidated interim financial statements 2016

Mobile data revenues totaled 6,994 million euros in the first six months of 2016, up 2.3% in reported terms. This increase was mainly attributable to higher data consumption, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-10.6 p.p.). Excluding this impact, mobile data revenues would have increased by 12.5% due mainly to the increased revenues of non-SMS data (up 20.0%) and higher use of data per customer. Mobile data revenues accounted for 51% of mobile service revenues in the first half of 2016, up 6.9 percentage points compared to the first half of 2015 in reported terms.

•	Fixed revenues totaled 8,934 million euros in the first six months of 2016, up 3.7% year-on-year in reported terms. This increase was mainly attributable to the consolidation of GVT and DTS (which accounted for +10.3 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-12.5 p.p.). Excluding these impacts, fixed revenues would have increased 5.4%. This increase was mainly due to higher broad band revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.

Other income mainly included own work capitalized in our fixed assets and profit from the sale of other assets. In the first six months of 2016, other income totaled 725 million euros, down 8.8% year-on-year in reported terms. In the first half of 2016, other income was affected negatively by exchange rate and hyperinflation Venezuela impact (-7.6 p.p.). In the first half of 2015, other income includes the sale of towers of 41 million euros mainly in Telefónica Spain (38 million euros).

Total expenses which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, were 18,204 million euros in the first six months of 2016, down 7.4% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in the foreign exchange rates and hyperinflation in Venezuela (-11.9 p.p.), partially offset by the consolidation of GVT and DTS (which accounted for +3.7 p.p. of the year-on-year decrease). The costs are explained in detail below:

•	Supplies amounted to 7,423 million euros in the first semester of 2016, down 7.9% year-on-year in reported terms mainly as a result of the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.9 p.p.), partially offset by the consolidation of GVT and DTS (which accounted for +4.1 p.p. of the year-on-year decrease). In organic terms, supplies expenses would have decreased by 3.0% year-on-year, due to lower mobile interconnection costs.

•	Personnel expenses amounted to 3,436 million euros in the first six months of 2016, down 4.0% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-13.3 p.p.), partially offset by the consolidation of GVT and DTS (+4.3 p.p.) and higher restructuring costs (which account for 1.5 p.p. to the year-on-year variation). In organic terms, personnel costs would have increased 3.3% year-on-year mainly affected by inflationary pressures in some Latin American countries, not fully compensated by cost reductions from recent restructuring measures in mainly Telefónica Germany and Telefónica Brazil.

The average headcount was 134,922 employees in the first six months of 2016, up 5.5% compared to the same period of 2015 and consider the headcount of GVT and DTS since May 2015.

•	Other expenses amounted to 7,345 million euros in the first six months of 2016, down 8.4% in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-14.3 p.p.). These effects are partially offset by the consolidation of GVT and DTS (which accounted for +3.1 p.p. of the year-on-year variation) and the increase in other expenses related to restructuring processes (+0.1 p.p.). In organic terms, other expenses would have increased by 2.7% compared to the first six months of 2015 mainly affected by higher network costs, associated to higher data usage. The increased inflation in some Latin American countries offset in part the savings resulting from the simplification measures carried out by the Company.

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Condensed consolidated interim financial statements 2016

OIBDA was 7,756 million euros in the first six months of 2016, down 6.4% in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-10.7 p.p.), the higher restructuring costs in the first half of 2016 compared to the same period in 2015 (-0.7 p.p.), the higher tower sales results in the first six months of 2015 (-0.5 p.p.), partially offset by the impact of the consolidation of GVT and DTS in 2015 (+2.3 p.p.).

In organic terms, OIBDA would have grown 3.1% due to the positive evolution of Telefónica Brazil (+7% year-on-year), Telefónica Spain (+1.5% year-on-year), Telefónica Germany (+1.7%) and Telefónica United Kingdom (+0.6%) compensating the decrease in Telefónica Hispanoamérica (-1.2% year-on-year) due to higher operating costs mainly in Argentina, Mexico and Peru.

OIBDA margin stood at 30.7% in the first half of 2016, up 0.2 percentage points compared to the first half of 2015 in reported terms. By segments, Telefónica Spain was the main contributor to Group OIBDA with 33.3% (+2.1 p.p. compared to the first half of 2015), Telefónica Brazil contributed 21.2% (stabilizing its contribution compared to the first six months of 2015), Telefónica Germany contributed with the 11.0% (+0.5 p.p. compared to the first half of 2015), and Telefónica United Kingdom which contributed 11.8% to Group OIBDA (+0.1 p.p. compared to the first six months of 2015) while Telefónica Hispanoamérica, was down 4.0 percentage points compared to the first six months of 2015, representing 21.9% of the total Group OIBDA.

Depreciation and amortization amounted to 4,673 million euros in the first half of 2016, 3.3% lower than the same period of 2015 in reported terms, mainly affected by the exchange rate differences and the changes of the consolidation perimeter. Total depreciation and amortization charges arising from purchase price allocations processes amounted to 439 million euros in the first six months of 2016, a decrease of 11.3% year on year, mainly due to the decrease of amortization in Telefónica Germany and the exchange rate differences.

Operating income (OI) in the first six months of 2016, totaled 3,083 million euros, down 10.9% compared to the first half of 2015 affected mainly by foreign currency and hyperinflation in Venezuela (-12.1 p.p.), higher restructuring costs in the first half of 2016 compared to the first half of 2015 (-1.7 p.p.), higher tower sale in June 2015 (-1.2 p.p.) and changes in the consolidation perimeter with GVT and DTS incorporation in May 2015 (-0.5 p.p.). In organic terms, operating income would have grown 4.6% year-on-year as a result of higher revenues and costs savings.

Share of loss of investments accounted for by the equity method in the first half of 2016 was negative 3 million euros (-8 million euros in the first half of 2015), down 60.7% year on year.

Net financial expenses totaled 1,320 million euros in the first half of 2016, up 15.2% year-on-year in reported terms. This year-on-year growth is affected by the value adjustment of the Mediaset Premium participation in the first half of 2016 amounting to 46 million euros and the divestment in Telecom Italia, S.p.A. in the first half of 2015 amounting to 380 million euros. Excluding these impacts, financial expenses would have improved by 16.5% year-on-year in the semester, despite the increase in net debt. Said improvement is mainly explained by the hedging management in pounds sterling linked to Telefónica United Kingdom, with part of the saving recognized as financial profit (162 million euros) and the lower cost of debt in European currencies (+97 million euros).

Corporate income tax in the first half of 2016 amounted to 549 million euros over an income before taxes of 1,760 million euros, implying an effective tax rate of 31.2%. The difference with the reported rate in the same period of 2015 (6.5%) is mainly explained by the activation of tax credits in the first half of 2015.

Profit attributable to minority shareholders interests increased net profit by 30 million euros in the first half of 2016 (-12 million euros in the same period of the previous year) mainly due to the lower profit attributed to minority shareholders interests in Brazil and due to the negative profits attributed to Telefonica Germany.

As a result, consolidated net income in the first half of 2016 amounted to 1,241 million euros (-42.1% year-on-year).

Basic earnings per share totaled 0.23 euros in the first six months of 2016 (-45.2% year-on-year).

The Company continued focusing its investments primarily on growth and transformation projects (76.5% of total investment), driving network modernization and differentiation. CapEx stood at 3,654 million euros in the first half of 2016 (-33.7% year-on-year in reported terms) and includes 10 million euros from spectrum acquisitions in Telefónica Spain (7 million euros) and Telefónica Germany (3 million euros).

Telefónica, S.A.      46

Condensed consolidated interim financial statements 2016

Operating cash flow (OIBDA-CapEx) stood at 4,102 million euros in the first half of 2016, up 47.6% compared to the same period of 2015 in reported terms.

Interest payments amounted to 1,377 million euros in the first half of 2016, down by 3.2%, mainly due to the lower debt in euros at fixed rates net of other effect.

Payment for taxes totaled 228 million euros (157 million euros in the first half of 2015) due to the lower return on definitive tax filings of previous years.

Working capital in the first half of 2016 represented a consumption of 1,412 million euros, affected by seasonal factors related to CapEx, payment of taxes and rents of sites, offset in part by the execution of implementing factoring measures on accounts receivable and extending the extension of payment terms. This amount is 510 million euros higher year on year, mainly due to the regularization of payments in foreign currency in Argentina and the positive impact of the partial financing of spectrum licences in Germany and Ecuador.

Dividends paid to minority shareholders totaled 264 million in the first half of 2016, 137 million less year-on-year, essentially due to Telefónica Brazil not making any dividend payments in the period.

As a result, the available cash flow to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility amounted to 815 million euros in the first half of 2016 (-194 million euros in the same period of 2015).

Net financial debt stood at 52,568 million euros at the end of June 2016, up by 2,728 million euros compared to December 2015 due to: i) shareholder pay-out (dividends, treasury stock and hybrid coupons) of 2,707 million euros, ii) payment of labour-related commitments (332 million euros), iii) net financial investments (148 million euros) and iv) other factors affecting the valuation of liabilities by 583 million euros (mainly due to the refinancing of commercial liabilities). Conversely, noteworthy factors reducing the debt included: i) generation of free cash flow of 815 million euros; ii) lower value in euros of net debt in foreign currencies (227 million euros).

In the first semester of 2016, Telefónica’s financing activity increased close to 5,560 million equivalent euros, without considering the re-financing of commercial paper and short-term bank loans. The activity focused mainly on strengthening the liquidity position and refinancing the debt maturities in an environment of very low interest rates.

Meanwhile, Telefónica, S.A. and its holding companies continued with their issuance activity under the various Commercial Paper and Promissory Note Programmes (Domestic and European), increasing the outstanding amount to approximately 4,504 million euros at the end of June 2016, benefiting from a context of low interest rates.

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Condensed consolidated interim financial statements 2016

Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain of the first half of 2016 compared to the first half of 2015:

ACCESSES

Thousands of accesses	June 2015	June 2016	% YoY
Fixed telephony accesses (1)	10,126.6	9,854.2	(2.7%)
Internet and data accesses	5,905.1	6,061.6	2.7%
Broadband	5,861.0	6,030.2	2.9%
Fiber	1,720.7	2,675.7	55.5%
Mobile accesses	17,330.7	17,094.4	(1.4%)
Prepay	2,989.1	2,579.7	(13.7%)
Contract	14,341.6	14,514.7	1.2%
M2M	1,726.5	1,890.5	9.5%
Pay TV	3,595.7	3,755.0	4.4%

Final Clients Accesses	36,958.2	36,765.2	(0.5%)

Wholesale Accesses	5,286.7	4,693.3	(11.2%)

Total Accesses	42,244.9	41,458.6	(1.9%)

Notes:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

During 2016 the commercial activity continues to leverage on the differentiated assets of the Company that in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015. During the first semester of 2016 the tariffs of the consumer segment, fundamentally broadband, postpaid mobile and “Fusion” have been revised, maintaining the positive trend aligned with the new cycle of growth.

Churn evolution has been positive during the first semester of 2016, especially taking into account the elimination of “Fusión” long-term contracts on August 1, 2015.

In the first semester of 2016, the retail broadband accesses increased its growth up to 2.9%, with positive net adds of 68 thousands in the first half of 2016, due to churn improvement in the semester and online non convergent broadband promotions. The fiber net adds grew by 12.1%, mobile contract net adds grew again 0.2 million customers year-on-year. It is important to highlight the good evolution of the second mobile line included in “Fusion+ Contigo” since its launching on June 1, 2016. Fixed accesses decreased its net loss 52.9% year-on-year.

Telefónica Spain had 41.5 million accesses as of June 30, 2016, down 1.9% compared to June 30, 2015, explained by the decrease in mobile accesses and fixed telephony accesses, although it is important to highlight that retail accesses drop is down 0.5% year-on-year.

Consumer “Movistar Fusión”, with a customer base of 4.3 million with 2.1 million additional wireless lines to the base offer as of June 30, 2016, maintained a solid year-on-year growth (+10% and +9% respectively year-on-year) and contributed 82% of the fixed retail broadband customer base (+5 p.p. year-on-year) and 70% of the wireless contract customer base (+6 p.p. year-on-year). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 32% of the customer base already using 100 Mb or 300 Mb ultra-fast broadband (+7 p.p. year-on-year) and 67% of the customer base with Pay-TV as of June 30, 2016 (+15 p.p. year-on-year).

Fixed accesses decreased 3% year-on-year, with a net loss of 151 thousand accesses in the first half of the year 2016. This decrease was mainly due to a lower fixed access market.

Telefónica, S.A.      48

Condensed consolidated interim financial statements 2016

Retail broadband accesses totaled 6.0 million and grew 2,9% year-on-year at June 2016, with net adds of 68 thousand accesses, due to the lower churn (1.4% as of June 30, 2016, -0.05 p.p. year-on-year) and on-line non convergent broadband promotions.

Fiber accesses reached 2.7 million customers (1.6 times compared to June 30, 2015), representing 44% of total broadband customers (+15 p.p. year-on-year) with net adds of 453 thousand accesses in the first semester of 2016. Ultra speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 10 euros, including VAT) reached 1.7 million accesses (65% of total fiber accesses). At June 30, 2016 the fiber deployment reached 15.7 million premises, 3.2 million more than at June 30, 2015, and continues to be the largest in Europe.

Total mobile accesses stood at 17.1 million as of June 30, 2016, down 1.4% compared to June 30, 2015 as a result of the decrease in prepay accesses. The contract access base accelerated its growth during the first half of 2016, growing by 1.2% year-on-year. Smartphone penetration as of June 30, 2016 stood at 68.3% of the mobile voice base (+4.3 p.p. compared to June 30, 2015) and significantly boosted data traffic growth to 49% year-on-year due to the higher number of customers with the renewed portfolio containing superior data packages.

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 86% of the population at June 30, 2016, up 24 percentage points compared to June 30, 2015, due to the deployment of the 800 MHz. As a result, the LTE customer base reached 5.0 million customers as of June 30, 2016, doubling the customer base at June 30, 2015, while the penetration reached 33% (+17 p.p. year-on-year).

Pay-TV accesses reached 3.7 million at June 30, 2016, up by 4.4% year-on-year, including 750 thousand satellite TV accesses from DTS.

Telefónica, S.A.      49

Condensed consolidated interim financial statements 2016

The below table shows the evolution of results in Telefónica Spain of the first half of 2016 compared to the first half of 2015:

Millions of euros
TELEFÓNICA SPAIN	June 2015 (*)	June 2016	% Reported YoY	% Organic YoY (3)
Revenues	6,002	6,328	5.4%	0.0%
Consumer (1)	2,928	3,262	11.4%	1.4%
Fusion	1,603	1,994	24.4%	24.4%
Out of Fusion	1,325	1,268	(4.3%)	(21.5%)
Corporate	1,731	1,712	(1.1%)	(1.1%)
Comunications	1,420	1,368	(3.7%)	(3.7%)
IT	311	345	10.7%	10.7%
Others (2)	1,044	1,116	6.9%	3.5%
Other income	259	195	(24.4%)	(11.6%)
Supplies	(1,371)	(1,649)	20.3%	2.7%
Personnel expenses	(1,122)	(1,117)	(0.5%)	(2.6%)
Other expenses	(1,182)	(1,174)	(0.6%)	(6.0%)
OIBDA	2,586	2,583	(0.1%)	1.5%
OIBDA margin	43.1%	40.8%	(2.3 p.p. )	0.6 p.p.
Depreciation and amortization	(937)	(938)	0.1%	(1.4%)
Operating income (OI)	1,649	1,645	(0.2%)	3.3%
CapEx	889	889	0.0%	4.1%
OpCF (OIBDA-CapEx)	1,697	1,694	(0.2%)	0.2%

(*)	The Telefónica Spain results for the first half of 2015 has been revised to include DTS from May 1, 2015.

Notes:

(1)	Consumer revenues include also freelance revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.
(3)	See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate the first half of 2016 and 2015 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in the first half of 2016 and 2015. The only change to our Telefónica Spain consolidation perimeter in such periods is related to the consolidation of DTS in Telefónica Spain since May 1, 2015. In order to homogenize the impact of such change, we have consolidated DTS’s results from January 1 to April 30, 2015.

The changes in the scope of consolidation effects increase revenue growth by 5.4 percentage points and decreased OIBDA growth by 0.1 percentage points, respectively.

•	Results of tower sales:

The results attributable to the sale of towers in the first half of 2015 have been excluded, totaling 38 million euros.

Telefónica, S.A.      50

Condensed consolidated interim financial statements 2016

Telefónica España did not include any results attributable to the sale of towers in the reported figures for the first half of 2016.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in the first half of 2016 and 2015 that totaled 7 million euros and 49 million euros, respectively.

The table below shows the first half of 2016 and 2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN	% Reported YoY	% Organic YoY	Perimeter change	Towers sales	Spectrum acquisition
JUNE 2016
Revenues	5.4%	0.0%	5.4	—	—
Other income	(24.4%)	(11.6%)	0.3	(14.8)	—
Supplies	20.3%	2.7%	17.2	—	—
Personnel expenses	(0.5%)	(2.6%)	2.2	—	—
Other expenses	(0.6%)	(6.0%)	5.7	—	—
OIBDA	(0.1%)	1.5%	(0.1)	(1.5)	—
CapEx	0.0%	4.1%	0.9	—	(4.7)
OpCF (OIBDA-CapEx)	(0.2%)	0.2%	(0.7)	(2.2)	2.5

Results discussion

The results of Telefónica Spain in the first half of 2016 continue to show a good evolution and stabilized year-on-year despite lower handset sales, and prove the result of the transformation strategy implemented in recent years which relies on a high value offer based on the differentiated assets of Telefónica Spain, a more rational market in competition terms and a more favorable macroeconomic context, with improvement in private consumption.

Revenues in Telefónica Spain in the first six months of 2016 were 6,328 million euros, up 5.4% year-on-year in reported terms mainly as a result of the consolidation of DTS since May 1, 2015 (which accounted for +5.4 p.p. of the year-on-year increase). In organic terms, revenues would have remained stable year-on-year, as higher service revenues compensate lower handset revenues.

•	Consumer revenues (3,262 million euros in the first six months of the year 2016) grew by 11.4% in reported terms, driven by ARPU and customers growth. It is worth highlighting the strong growth in “Fusión” revenues (1,994 million euros; +24.4% year-on-year) which more than offset the drop in “non-Fusión” revenues.

•	Business revenues (1,712 million euros in the first half of the year 2016) decreased by 1.1% year-on-year in reported terms, improving the year-on-year trend, mainly boosted by IT revenues good evolution.

•	Other revenues that include wholesale, subsidiaries and other revenues (1,116 million euros in the first half of the year 2016) grew by 6.9% year-on-year in reported terms, due to the growth in wholesale TV revenues and NEBA, despite the reduction of MVNOs revenues.

Telefónica, S.A.      51

Condensed consolidated interim financial statements 2016

Fusion ARPU was 79 euros in the first six months of 2016, up 12.9% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions in February 2016 and May 2015.

TELEFÓNICA SPAIN	June 2015	June 2016	%YoY
Voice Traffic (millions of minutes)	84,018	78,015	(7.1%)
ARPU Fusión (EUR)	70.0	79.0	12.9%
% non-SMS over data revenues	95.5%	95.3%	(0.2 p.p. )

OIBDA amounted to 2,583 million euros in the first semester of 2016, down 0.1% year-on-year in reported terms. Excluding proceeds from the sale of towers (38 million euros) in the first semester of 2015 and changes in the consolidation perimeter, the growth would have been 1.5%.

This improvement is mainly explained by lower personnel costs, down 0.5% in reported terms and down 2.6% in organic terms excluding changes in the perimeter of consolidation, due to the savings generated by the ‘Employment Suspension Plan’ (60 million euros) from the month of April 2016, and other expenses with a drop of 0.6% in reported terms and down 6.0% organically excluding changes in the perimeter of consolidation, principally due to lower commercial costs, that more than offset the increase of supplies (+20.3% in reported terms, +2.7% organically) impacted by higher content costs (associated to higher cost from the exclusivity of motor and IT equipment purchases.

Telefónica Spain had 28,836 employees at June 30, 2016, down 9.9% compared to the first half of 2015.

OIBDA margin was 40.8% in the first half of 2016, down 2.3 p.p. year-on-year in reported terms.

Telefónica, S.A.      52

Condensed consolidated interim financial statements 2016

TELEFÓNICA UNITED KINGDOM

As explained above, the consolidated interim income statement data for the six-month period ended June 30, 2015 has been retrospectively amended to show the reclassification of the results attributable to our operations in the United Kingdom as continuing operations and are not derived from Telefónica, S.A.’s consolidated interim financial statements originally published. As a consequence, the segment information of the first half of 2015 has been amended.

The below table shows the evolution of accesses in Telefónica United Kingdom of the first half of 2016 compared to the first half of 2015:

ACCESSES

Thousands of accesses	June 2015	June 2016	% YoY
Fixed telephony accesses (1)	235.4	257.7	9.5%
Internet and data accesses	20.4	22.3	9.8%
Broadband	20.4	22.3	9.8%
Mobile accesses	24,816.5	25,172.5	1.4%
Prepay (2)	10,793.1	9,745.8	(9.7%)
Contract	14,023.4	15,426.7	10.0%
M2M (3)	2,234.2	3,176.8	42.2%

Final Clients Accesses	25,072.2	25,452.6	1.5%

Total Accesses	25,072.2	25,452.6	1.5%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	Includes the disconnection of 720 thousand inactive prepay customers in the first half of 2016.
(3)	Includes 720 thousand M2M accesses on the Jasper platform since the first half of 2016.

During the first six months of 2016 Telefonica United Kingdom maintained market momentum which has been underpinned by the strength of the O2 brand, successful commercial propositions and customer loyalty, factors that allowed the Company to deliver continued strong customer growth in a competitive market.

Total accesses increased by 1.5% year-on-year to 25.4 million as of June 30, 2016, mainly boosted by a 1.4% growth in the mobile customer base (25.2 million).

Contract mobile accesses increased by 10,0% year-on-year to 15,4 million by the end of June 2016 increasing their proportion over the total mobile accesses to 61.3% driven by the inclusion of 720 thousand M2M accesses from the Global platform that have not previously been accounted. Net mobile adds in the semester reached 154 thousand accesses driven by the solid contribution of the postpay segment. Smartphone penetration (as a percentage of mobile internet data tariff over total mobile customers) rose 12.5 percentage points year-on-year to 62.4%, triggered by the continued expansion of LTE customers base (64% year-on-year growth and 9.5 million by June 30, 2016). LTE penetration represents now 43% of the mobile base.

Prepay accesses decreased by 9.7% year-on-year to 9.7 million customers by end of June 2016 including the disconnection of 720 thousand inactive accesses during in the first six months of 2016.

Telefónica, S.A.      53

Condensed consolidated interim financial statements 2016

The below table shows the evolution of results in Telefónica United Kingdom of the first half of 2016 compared to the first half of 2015:

Millions of euros
TELEFÓNICA UNITED KINGDOM	June 2015	June 2016	% Reported YoY	% Organic YoY (1)
Revenues	3,804	3,464	(8.9%)	(3.2%)
Mobile Business	2,834	2,633	(7.1%)	(1.2%)
Mobile service revenues	2,834	2,633	(7.1%)	(1.2%)
Other income	81	72	(11.0%)	(5.4%)
Supplies	(1,838)	(1,594)	(13.3%)	(7.8%)
Personnel expenses	(265)	(267)	0.9%	7.0%
Other expenses	(812)	(757)	(6.6%)	(0.8%)
OIBDA	970	918	(5.4%)	0.6%
OIBDA margin	25.5%	26.5%	1.0 p.p.	1.0 p.p.
Depreciation and amortization	(580)	(561)	(3.3%)	2.7%
Operating income (OI)	390	357	(8.5%)	(2.6%)
CapEx	415	415	0.0%	6.3%
OpCF (OIBDA-CapEx)	555	502	(9.5%)	(3.7%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica UK, we have made the following adjustments in order to calculate the first half of 2016 and 2015 variations in organic terms:

•	Foreign exchange effects:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2016 and 2015. In particular, we have used the average foreign exchange rate of the first half of 2015 for both periods.

The foreign exchange rate effect reduce revenue and OIBDA growth by 5.7 percentage points and 6.0 percentage points, respectively.

•	Restructuring costs:

We have excluded the impact of the restructuring costs in the first half of 2016 that totaled 1 million euros.

Telefónica UK did not report any restructuring costs in the first half of 2015 results.

Telefónica, S.A.      54

Condensed consolidated interim financial statements 2016

The table below shows the first half of 2016 and 2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM JUNE 2016	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
Revenues	(8.9%)	(3.2%)	(5.7)	—
Other income	(11.0%)	(5.4%)	(5.6)	—
Supplies	(13.3%)	(7.8%)	(5.5)	—
Personnel expenses	0.9%	7.0%	(6.3)	0.2
Other expenses	(6.6%)	(0.8%)	(5.9)	—
OIBDA	(5.4%)	0.6%	(6.0)	(0.1)
CapEx	0.0%	6.3%	(6.3)	—
OpCF (OIBDA-CapEx)	(9.5%)	(3.7%)	(5.7)	(0.1)

Results discussion

Total revenues as of June 30, 2016 decreased by 8.9% year-on-year in reported terms to 3,464 million euros mainly driven by the depreciation of the sterling pound (decreased year-on-year variation by 5.7 p.p.). In organic terms, the year-on-year reduction would have been 3.2% due to the lower handsets sales, which fell by 13.9% year-on-year.

•	Mobile service revenues reached 2,633 million euros in the first six months of 2016, decreasing by 7.1% in reported terms mainly due to the depreciation of the sterling pound (which decreased year-on-year by 5.8 p.p.). Excluding this impact, mobile service revenues would have fallen 1.2% affected by the “Refresh model” and mobile termination rates cut. The Refresh model affects accounting since higher handset revenues are recorded upfront and results in lower service revenues.

Mobile ARPU fell by 7.7% year-on-year in reported terms mainly due to the depreciation of the sterling pound. In organic terms, ARPU decreased by 1,8% negatively affected by the “Refresh” model despite the fact that the Data ARPU grew by 0.7% year-on-year, driven by the increase in the smartphone penetration. Revenues from the “Refresh” model are not recognized as mobile service revenues, and are instead recognized under the item line revenues from hardware sales, for which reason smartphone sales are not reflected in ARPU.

TELEFÓNICA UNITED KINGDOM	June 2015	June 2016	%Organic YoY
Voice Traffic (millions of minutes)	45,132	46,389	2.8%
ARPU (EUR)	19.2	17.7	(1.8%)
Prepay	7.5	7.7	9.9%
Contract (1)	33.3	29.9	(4.8%)
Data ARPU (EUR)	11.2	10.6	0.7%
% non-SMS over data revenues	58.9%	60.4%	1.5 p.p.

Notes:

(1)	Excludes M2M.

OIBDA totaled 918 million euros in the first six months of 2016, decreasing by 5.4% in reported terms mainly due to the depreciation of the sterling pound. In organic terms, OIBDA would have risen 0.6% year-on-year driven by cost control offsetting lower service revenues.

OIBDA margin stood at 26.5% in the first semester of 2016, increasing by 1.0 percentage year-on-year in reported terms.

Telefónica, S.A.      55

Condensed consolidated interim financial statements 2016

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany of the first half of 2016 compared to the first half of 2015:

ACCESSES
Thousands of accesses	June 2015	June 2016	% YoY
Fixed telephony accesses (1)	2,009.7	2,007.4	(0.1%)
Internet and data accesses	2,354.7	2,329.8	(1.1%)
Broadband	2,115.2	2,103.9	(0.5%)
VDSL	379.8	669.3	76.2%
Mobile accesses	42,617.0	43,417.8	1.9%
Prepay	23,500.9	23,814.2	1.3%
Contract (2)	19,116.1	19,603.6	2.6%
M2M	506.2	704.3	39.1%

Final Clients Accesses	46,981.4	47,754.9	1.6%

Wholesale Accesses	1,059.3	850.1	(19.7%)

Total Accesses	48,040.7	48,605.0	1.2%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	In the fourth quarter of 2015, 400 thousand inactive customers were disconnected.

In the first half of 2016, Telefónica Germany maintained market momentum and continue growing its customer base in an environment of intense mobile competition, with aggressive pricing in non-premium.

The total access base grew 1.2% year-on-year and stood at 48.6 million at the end of June 2016, mainly driven by a 1.9% increase in the mobile base (which reached 43.4 million).

The contract mobile customer base grew 2.6% year-on-year and reached 19.6 million accesses, increasing the share over the total mobile base up to 45.2%. Net adds reached 520 thousand accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 56.2% of the total mobile access base, up 5.0 percentage points year-on-year driven by the continued growth of LTE customers (+54.0% year-on-year reaching 9.4 million at the end of June, 2016). LTE penetration reached 22.0% of the total mobile access base.

The prepay access base increased 1.3% year-on-year to 23.8 million. Prepay posted a net loss of 165 thousand customers in the first half of 2016, mainly due to the disconnections in the first months of the year.

The retail broadband accesses grew in 6 thousand accesses in the semester, changing the trend of previous years. VDSL was once again the main growth engine of fixed performance with 152 thousand net additions (+23.6% year-on-year) in the first half of 2016.

Telefónica, S.A.      56

Condensed consolidated interim financial statements 2016

The table below shows the evolution of Telefónica Germany’s results of the first half of 2016 compared to the first half of 2015:

Millions of euros
TELEFÓNICA GERMANY	June 2015	June 2016	%Reported YoY	%Organic YoY (1)
Revenues	3,849	3,691	(4.1%)	(4.1%)
Mobile Business	3,321	3,187	(4.0%)	(4.0%)
Mobile service revenues	2,735	2,694	(1.5%)	(1.5%)
Fixed Business	521	498	(4.5%)	(4.5%)
Other income	83	80	(3.6%)	(3.6%)
Supplies	(1,306)	(1,206)	(7.6%)	(7.6%)
Personnel expenses	(345)	(333)	(3.2%)	(11.7%)
Other expenses	(1,412)	(1,382)	(2.3%)	(2.6%)
OIBDA	869	850	(2.2%)	1.7%
OIBDA Margin	22.6%	23.0%	0.5 p.p.	1.4 p.p.
Depreciation and amortization	(1,120)	(1,112)	(0.7%)	(0.7%)
Operating Income (OI)	(251)	(262)	4.4%	(9.2%)
CapEx	1,658	433	(73.9%)	(7.1%)
OpCF (OIBDA-CapEx)	(789)	417	c.s.	11.7%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate the first half of 2016 and 2015 variations in organic terms:

•	Restructuring costs:

We have excluded the impact of restructuring costs in Germany that totaled 37 million euros in the first half of 2016 (3 million euros in the first half of 2015).

•	Spectrum acquisition:

The organic variation of CapEx excludes the impact of spectrum acquisitions in the first half of 2016, amounting to 3 million euros. In the first half of 2015 the spectrum acquisitions totaled 1,195 million euros.

Telefónica, S.A.      57

Condensed consolidated interim financial statements 2016

The table below shows the first half of 2016 and 2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY JUNE 2016	% Reported YoY	% Organic YoY	Restruc-turing costs	Spectrum acquisition
Revenues	(4.1%)	(4.1%)	—	—
Other income	(3.6%)	(3.6%)	—	—
Supplies	(7.6%)	(7.6%)	—	—
Personnel expenses	(3.2%)	(11.7%)	8.5	—
Other expenses	(2.3%)	(2.6%)	0.3	—
OIBDA	(2.2%)	1.7%	(3.9)	—
CapEx	(73.9%)	(7.1%)	—	(71.9)
OpCF (OIBDA-CapEx)	c.s.	11.7%	4.3	(151.1)

Results discussion

Total revenues were 3,691 million euros in the first half of 2016, with a year-on-year decrease of 4.1% in reported terms, mainly due to the lower hardware revenues caused by the drop in the demand of handsets (in line with the trends in the market).

•	Mobile service revenues totaled 2,694 million euros, decreasing 1.5% in reported terms year-on-year, due mainly to the increasing share of the partner segment (second brands) within the customer base and to a lesser extent to the impact of regulatory effects (interconnection rate cuts). Telefónica Germany continued to focus on data revenues, which increased by 5.6% and accounted for 54.8% of mobile service revenues in the first half of 2016, increasing 3.7 p.p. year-on-year. Non-P2P SMS data revenues amounted to 1,124 million euros (increasing 13.1% year-on-year), accounting for 76.1% of the total data revenues (+5.1 p.p. year-on-year).

•	Fixed revenues were 498 million euros in reported terms, down 4.5% year-on-year in reported terms, explained by lower wholesale fixed broadband that could not be offset by the continued good performance of VDSL.

Mobile ARPU was 10.3 euros (-3.5% year-on-year), while contract ARPU stood at 16.1 euros (-4.2% year-on-year), as a result of the higher share of second brands in the customer base. Data ARPU was 5.7 euros (+3.7% year-on-year), as a result of the steady increase of non-SMS data revenues.

TELEFÓNICA GERMANY	June 2015	June 2016	%YoY
Voice Traffic (millions of minutes)	60,103	58,251	(3.1%)
ARPU (EUR)	10.7	10.3	(3.5%)
Prepay	5.8	5.7	(0.8%)
Contract (1)	17.2	16.6	(3.5%)
Data ARPU (EUR)	5.5	5.7	3.5%
% non-SMS over data revenues	71.0%	76.1%	5.1 p.p.

Notes:

(1)	Excludes M2M.

OIBDA totaled 850 million euros in the first half of 2016, (-2.2% year-on-year in reported terms), as a result mainly of the higher restructuring costs in 2016. In organic terms, OIBDA would have increased by 1.7% year-on-year, driven by the increased synergies of the integration.

The OIBDA margin stood at 23.0% in the first half of 2016, up 0.5 percentage points in reported terms compared to the first half of 2015.

Telefónica, S.A.      58

Condensed consolidated interim financial statements 2016

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2016 compared to the first half of 2015:

ACCESSES
Thousands of accesses	June 2015	June 2016	% YoY
Fixed telephony accesses (1)	14,869.6	14,742.1	(0.9%)
Internet and data accesses	7,224.0	7,321.8	1.4%
Broadband	7,092.4	7,263.5	2.4%
Fiber	3,640.8	3,983.6	9.4%
Mobile accesses	82,648.6	73,296.1	(11.3%)
Prepay	53,068.7	41,669.4	(21.5%)
Contract	29,580.0	31,626.7	6.9%
M2M	3,935.2	4,590.3	16.6%
Pay TV	1,785.9	1,761.4	(1.4%)

Final Clients Accesses	106,528.1	97,121.4	(8.8%)

Wholesale Accesses	23.6	20.7	(12.1%)

Total Accesses	106,551.7	97,142.1	(8.8%)

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

Telefónica Brazil closed the first half of 2016 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, Telefónica Brazil kept its leadership in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2016. In the fixed business, the transformation towards fiber and Pay-TV was strengthened by the GVT consolidation in May 2015.

Revenues and OIBDA evolution was positively supported by the acceleration of mobile data and the good evolution of fixed broadband and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures aimed at offsetting the adverse macroeconomic situation.

However, first half of 2016 results were adversely affected by the interconnection tariff reduction implemented since February 24, 2016, in the mobile business (-33.8%), fixed-mobile tariff (-20.6%), fixed-local (-65.9%) and fixed-interurban (-21.3%).

Telefónica Brazil reached 97.1 million accesses at June 30, 2016, down 8.8% compared to June 30, 2015 due mainly to a more restrictive calculation of prepay customer base from 2015, resulting in a decrease of 11.3% year-on-year.

In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.3% in the contract segment as of May 31, 2016 (latest data available; Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 28.7% as of May 31, 2016 (latest data available; Source: ANATEL). The commercial offer in the contract segment included a higher data volume, more minutes of voice traffic and innovative products such as “Vivo Bis” (pursuant to which the data not consumed in a month is automatically added to data available for the following month). The contract growth was partially offset by the disconnection of 11.5 million prepay accesses.

In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 16.1 million premises passed with FTTx at June 30, 2016 and 4.0 million homes connected, which together with the fixed-mobile substitution resulted in a decrease of 3.5 % in fixed telephony accesses. Retail broadband customers totaled 7.3 million customers in the first half of 2016, up 2.4% year-on-year. Of the 7.3 million customers at the end of June 2016, 55.0% were connected with FTTC. Pay TV customers stood at 1.8 million as of June 30, 2016, decreasing 1.4% year-on-year due to a higher penetration of high value and IPTV customers. IPTV accesses increased their relevance, representing 11% of total Pay-TV accesses.

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The below table shows the evolution of results in Telefónica Brazil of the first half of 2016 compared to the first half of 2015:

Millions of euros TELEFÓNICA BRAZIL	June 2015	June 2016	% Reported YoY	% Organic YoY (1)
Revenues	5,737	5,087	(11.3%)	0.8%
Mobile Business	3,773	3,032	(19.7%)	0.3%
Mobile service revenues	3,554	2,883	(18.9%)	1.3%
Fixed Business	1,964	2,055	4.7%	1.4%
Other income	138	147	6.8%	6.6%
Supplies	(1,336)	(1,059)	(20.7%)	(7.8%)
Personnel expenses	(500)	(538)	7.6%	2.1%
Other expenses	(2,280)	(1,990)	(12.7%)	0.9%
OIBDA	1,759	1,647	(6.4%)	7.0%
OIBDA Margin	30.7%	32.4%	1.7 p.p.	1.9 p.p.
Depreciation and amortization	(964)	(958)	(0.6%)	3.6%
Operating Income (OI)	795	689	(13.4%)	11.9%
CapEx	961	792	(17.5%)	(12.4%)
OpCF (OIBDA-CapEx)	798	855	7.1%	33.6%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate the first half of 2016 and 2015 variations in organic terms:

•	Foreign exchange effects:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2016 and 2015. In particular, we have used the average foreign exchange rate of the first half of 2015 for both years. Foreign exchange rates had a significant negative impact on our reported first half of 2016 Telefónica Brazil results as a result of the depreciation of the Brazilian real compared to euro that presented a 19.8% negative variation compared to the first half of 2015.

The foreign exchange rate effect reduce revenue and OIBDA growth by 21.9 percentage points and 23.1 percentage points, respectively.

•	Changes in the scope of consolidation:

The only change to our Telefónica Brazil consolidation perimeter in the compared periods related to the consolidation of GVT since May 1, 2015. In order to exclude the impact of this change in the perimeter, the organic variations include the GVT’s results from January 1 to April 30, 2015.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs that totaled 25 million euros in the first half of 2016.

Telefónica Brazil did not report any restructuring costs in the first half of 2015.

•	Tower sales:

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Condensed consolidated interim financial statements 2016

The results of tower sales were excluded from our first half of 2016 and 2015.

The table below shows the first half of 2016 and 2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL JUNE 2016	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales
Revenues	(11.3%)	0.8%	(21.9)	9.7	—	—
Other income	6.8%	6.6%	26.4	(25.1)	—	0.2
Supplies	(20.7%)	(7.8%)	(19.6)	7.2	—	—
Personnel expenses	7.6%	2.1%	(26.6)	25.4	6.1	—
Other expenses	(12.7%)	0.9%	(21.6)	7.9	—	—
OIBDA	(6.4%)	7.0%	(23.1)	10.8	(1.7)	—
CapEx	(17.5%)	(12.4%)	(20.4)	17.4	—	—
OpCF (OIBDA-CapEx)	7.1%	33.6%	(26.5)	2.9	(3.8)	—

Results discussion

Revenues totaled 5,087 million euros in the first half of 2016, down 11.3% in reported terms, mainly due to the depreciation of the Brazilian real (which decreased year-on-year variation in 21.9 p.p.) and was partially offset by the impact of the consolidation of GVT (+9.7 p.p.). In organic terms, the year-on-year growth would have been 0.8%, principally due to the good evolution in the fixed business (+1.4% year-on-year) as well as the mobile business (+0.3% year-on-year), which was partially offset by the impact of the regulatory interconnection tariff reduction.

•	Revenues from the mobile business totaled 3,032 million euros in the first semester of 2016, down 19.7% in reported terms due mainly to the depreciation of the Brazilian real (which decreased year-on-year variation in 19.9 p.p.). Excluding this impact, revenues from the mobile business would have increased by 0.3% due to the positive evolution of service revenues (+1.3% year-on-year) as a result of the good performance of outbound revenues, which increased as a result of a higher contract customer base and the higher data penetration. This trend was partially offset by lower inbound revenues affected by lower interconnection tariffs. Handset revenues were down 32% in reported terms, mainly due to the depreciation of the Brazilian real (which decreased year-on-year variation in 16.8 p.p.). In organic terms, the year-on-year decrease would have been 15.3%, due to lower commercial activity with handsets, focused on higher value customers.

•	Fixed telephony revenues totaled 2,055 million euros in the first half of 2016, up 4.7% in reported terms due mainly to the consolidation of GVT (+29 p.p.) and were partially offset by the impact of depreciation of the Brazilian real (which decreased year-on-year variation in 26 p.p.). Excluding these effects, revenues would have been up by 1.4%, mainly due to the increase in fixed broadband revenues and new services, which were up by 3.8% year-on-year supported by the increase in fiber and Pay TV accesses with higher ARPU, in spite of the lower retail fixed-mobile tariff.

The mobile ARPU decreased by 7.9% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In organic terms, mobile ARPU increased by 16.1% year-on-year as a consequence of the higher data ARPU which offsets the negative impact of the reduction in the mobile termination rates. The high quality of the customer base is reflected in an increase in the outbound ARPU and the 39% growth in data ARPU.

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Condensed consolidated interim financial statements 2016

TELEFÓNICA BRAZIL	June 2015	June 2016	% YoY	% Local Currency YoY
Voice Traffic (millions of minutes)	189,485	186,804	(1.4%)	(1.4%)
ARPU (EUR)	6.9	6.4	(7.1%)	16.1%
Prepay	3.5	3.3	(5.7%)	18.0%
Contract (1)	14.7	12.0	(18.2%)	2.2%
Data ARPU (EUR)	3.0	3.3	11.4%	39.0%
% non-SMS over data revenues	82.1%	86.5%	4.4 p.p.	4.2 p.p.

Notes:

(1)	Excludes M2M.

OIBDA stood at 1,647 million euros in the first half of 2016, decreasing 6.4% in reported terms. In organic terms, the year-on-year increase would have been 7% due to revenue growth and cost efficiency offsetting a worse macro scenario with higher inflation, high devaluation and a higher rate of bad debt. Personnel expenses totaled 538 million euros in the first half of 2016, up by 7.6% in reported terms as result mainly of the consolidation of GVT, which was partially offset by the depreciation of the Brazilian real. In organic terms, personnel expenses would have increased by 2.1% year-on-year due to higher social benefits and the internalization of the work of certain network contractors which more than offset the savings resulting from restructuring plans in 2015 and 2016. On the other hand, supply costs were reduced because of the positive impact of the reduction in interconnection rates and lower consumption of equipment (trade with focus on profitable customers).

The OIBDA margin stood at 32.4% in reported terms in the first half of 2016, up 1.7 percentage points in reported terms, compared to the first half of 2015.

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Condensed consolidated interim financial statements 2016

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica of the first half of 2016 compared to the first half of 2015:

ACCESSES
Thousands of accesses	June 2015	June 2016	% YoY
Fixed telephony accesses (1)	13,158.7	12,400.6	(5.8%)
Internet and data accesses	5,573.4	5,772.1	3.6%
Broadband	5,514.1	5,642.2	2.3%
Mobile accesses	110,866.4	113,344.0	2.2%
Prepay	87,077.4	87,810.5	0.8%
Contract	23,789.1	25,533.6	7.3%
M2M	2,144.8	2,354.3	9.8%
Pay TV	2,648.6	2,905.6	9.7%

Final Clients Accesses	132,247.2	134,422.4	1.6%

Wholesale Accesses	31.4	27.5	(12.3%)

Total Accesses T. Hispanoamérica	132,278.6	134,449.9	1.6%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

Total accesses in Telefónica Hispanoamérica reached 134.4 million at June 30, 2016 (+1.6% year-on-year).

Mobile accesses totaled 113.3 million and grew by 2.2%, highlighting the increase of the quality of the customer base.

•	The contract segment grew by 7.3% year-on-year. Growth was particularly strong in Peru (+11.5% year-on-year), Mexico (+24.4% year-on-year) and Chile (+8.5% year-on-year). Net adds at June, 30, 2016 reached 564 thousand accesses, primarily due to Peru (+210 thousand net adds) and Chile (+165 thousand net adds), both benefitting from a successful migration strategy (from prepay to contract) and a higher volume in net adds. Colombia also showed positive net adds (+110 thousand accesses) due to higher commercial activity.

•	The prepay accesses grew by 0.8% year-on-year, with net loss of 522 thousand customers. This decrease was driven mainly by Argentina (-583 thousand customers), Chile (-845 thousand customers) and Peru (-785 thousand customers), explained by the competitive environment in the prepay segment, which was not followed by Movistar to avoid damaging the quality of the network (preventing low price offers), and the focus on value customers that allowed the acceleration of the migration processes from prepay to contract. The positive net adds of Mexico (+1.0 million accesses) were not enough to offset the total negative net adds.

•	Smartphone base grew (+21.6% year-on-year), totaling to 43.1 million accesses in June 2016, with a penetration over mobile accesses of 39.3% (+6.2 p.p. year-on-year), mainly related to the growth in all the countries in the region except for Chile. At the same time the 4G handsets also continued to grow, reaching 11 million accesses as of June 30, 2016.

Traditional fixed business accesses stood at 12.4 million at June 30, 2016 (-5.8% year-on-year), with negative net adds of 429 thousand customers, affected by the erosion of traditional fixed business in the region, including Mexico (-19.4% year-on-year), Chile (-6.4% year-on-year), Peru (-4.4% year-on-year), Colombia (-3.3% year-on-year) and Argentina (-2,5% year-on-year).

Broadband accesses totaled 5.6 million at June 30, 2016 (+2.3% year-on-year), due mainly to access growth in Peru (+6.1%), Chile (+1.0%) and Colombia (+1.2%). The penetration of fixed broadband accesses over traditional fixed business accesses was 45.5% at June 30, 2016 (+3.6 p.p. year-on-year). There was progressive migration towards data plans with higher speeds, with 56.2% of broadband accesses having a speed over 4Mb at June 30, 2016 (+5 p.p. year-on-year).

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Pay TV accesses totaled 2.9 million (+9.7% year-on-year), with net adds of 93 thousand accesses as a result of a higher customer base in all countries in the region that offer the service. Growth was particularly positive in Peru (+14.7%), Colombia (+17.1%) and Chile (+3.5%).

The table below shows the evolution of Telefónica Hispanoamérica results of the first semester of 2016 in comparison with the first semester of 2015:

Millions of euros	June 2015	June 2016	% Reported YoY	% Organic YoY (1)
TELEFÓNICA HISPANOAMÉRICA
Revenues	7,132	6,015	(15.7%)	7.5%
Mobile Business	5,104	4,196	(17.8%)	5.1%
Mobile service revenues	4,524	3,763	(16.8%)	6.7%
Fixed Business	2,044	1,830	(10.5%)	14.6%
Other income	109	109	(0.1%)	21.5%
Supplies	(2,042)	(1,806)	(11.5%)	8.0%
Personnel expenses	(826)	(743)	(10.0%)	25.3%
Other expenses	(2,221)	(1,874)	(15.7%)	9.7%
OIBDA	2,152	1,701	(20.9%)	(1.2%)
OIBDA margin	30.2%	28.3%	(1.9 p.p. )	(2.5 p.p. )
Depreciation and amortization	(1,078)	(955)	(11.3%)	7.0%
Operating income (OI)	1,074	746	(30.6%)	(9.1%)
CapEx	1,474	1,015	(31.1%)	20.3%
OpCF (OIBDA-CapEx)	678	686	1.1%	(24.8%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate the first half of 2016 and 2015 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2016 and 2015. In particular, we have used the average foreign exchange rates of the first half of 2015 for both periods.

We have also excluded the impact of hyperinflationary adjustments in Venezuela.

The foreign exchange rate effect reduce revenue and OIBDA growth by 23.2 percentage points and 19.8 percentage points, respectively.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Hispanoamérica. In the first half of 2016, the restructuring costs totaled 3 million euros. In the first half of 2015, restructuring costs totaled 8 million euros.

•	Results of tower sales:

The results attributable to the sale of towers in the first half of 2015 have been excluded, which totaled 2 million euros (mainly in Chile).

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Condensed consolidated interim financial statements 2016

The results of tower sales were excluded from our first half of 2016.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in the first half of 2015. These acquisitions totaled 345 million euros and related to Telefónica Argentina (204 million euros), Telefónica Ecuador (135 million euros) and Telefónica Chile (6 million euros). In the first half of 2016 no spectrum acquisitions were registered.

The table below shows the first half of 2016 and 2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA	% Reported	% Organic	Exchange rate effect and	Restructuring	Towers	Spectrum
JUNE 2016	YoY	YoY	hyperinflation	costs	sales	acquisition
Revenues	(15.7%)	7.5%	(23.2)	—	—	—
Other income	(0.1%)	21.5%	(18.6)	—	(2.4)	—
Supplies	(11.5%)	8.0%	(19.6)	—	—	—
Personnel expenses	(10.0%)	25.3%	(34.8)	(0.5)	—	—
Other expenses	(15.7%)	9.7%	(25.4)	—	—	—
OIBDA	(20.9%)	(1.2%)	(19.8)	0.2	(0.1)	—
CapEx	(31.1%)	20.3%	(23.4)	—	—	(23.4)
OpCF (OIBDA-CapEx)	1.1%	(24.8%)	(12.0)	0.5	(0.2)	50.8

Results discussion

Revenues amounted to 6,015 million euros in the first semester of 2016 and decreased 15.7% year-on-year in reported terms, due mainly to foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-23.2 p.p.). Excluding this effect, revenues would have grown by 7.5% year-on-year, driven by a better quality of the access base, increasing the consumption and the good behavior of the data revenues (fixed and mobile).

•	Mobile service revenues reached 3,763 million euros in the first semester of 2016, and decreased 16.8% year-on-year in reported terms, due mainly to foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-23.5 p.p.). The revenues would have grown by 6.7% year-on-year excluding this effect. Mobile service revenues performance by country was as follows:

•	In Argentina, mobile service revenues reached 744 million euros in the first semester of 2016, decreasing by 31.5% year-on-year in reported terms mainly due to the foreign exchange effect (which decreased growth by 42.7 p.p.). Excluding this effect, these revenues would have grown by 11.2%, mainly due to a higher base of 4G data customers, allowing the Company to offer more suitable plans to resist the inflation.

•	In Mexico, mobile service revenues reached 663 million euros in the first six months of 2016, decreasing by 13.5% year-on-year in reported terms. In local currency, these revenues grew by 3.2%, accounting the foreign exchange effect for 16.7 percentage points of the year-on-year reported decrease. This growth in local currency is principally affected by the behavior of the prepay revenues and the intense competitive environment and the regulatory impact.

•	In Chile, mobile service revenues reached 532 million euros in the first semester of 2016, decreasing by 13.8% in reported terms mainly due to the foreign exchange effect (which accounted for 9.5 p.p. of the decrease). In local currency these revenues decreased by 4.4%, mainly due to lower prepay revenues and lower interconnection tariffs.

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Condensed consolidated interim financial statements 2016

•	In Peru, mobile service revenues reached 601 million euros in the first half of 2016, decreasing by 13.7% in reported terms mainly due to the foreign exchange effect (which accounted for 7.9 p.p. of the decrease). In local currency these revenues decrease by 5.8%, mainly due to lower prepay revenues and the regulation impact.

•	Data revenues in the segment reached 1,655 million euros in the first semester of 2016 and decreased by 6.8% year-on-year in reported terms, due to a higher penetration of data usage that grows from 38.5% to 45.0% in the first half of 2016. This decrease is partially offset by the foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-31.7 p.p.). Excluding these effects, the data revenues would have been up by 24.8 % year-on-year, due mainly to the higher data penetration mentioned above.

•	Fixed business revenues reached 1,830 million euros in the first six months of 2016 and decreased by 10.5% year-on-year in reported terms. Excluding foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-25.1 p.p.), these revenues would have grown by 14.6% year-on-year due to higher broadband and new services revenues (+24%). Broadband and new services already correspond to 53.5% of the traditional fixed business revenues (+3 p.p. year-on-year). Argentina in particular, experienced acceleration in broadband revenues due to a better quality of the access base.

OIBDA reached 1,701 million euros in the first semester of 2016, decreasing 20.9% year-on-year in reported terms, due mainly to foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-19.8 p.p.). OIBDA would have decreased 1.2% in organic terms, mainly due to higher interconnection expenses and the higher commercial activity in some markets (especially in Colombia, Peru and Mexico). The higher expenses are explained by:

•	Higher supply costs due to the growth of interconnection costs, as a result of the unlimited tariff promotion released in some of the countries of the region.

•	Higher personnel expenses driven by the overall increase of inflation in some countries of the region.

•	Higher network expenses due to the expansion of the fixed and mobile networks, as well as the impact of inflation and depreciation of Latin American currencies vs the USD, not sufficiently offset by lower growth in commercial expenses.

Below additional information by country:

•	Argentina: OIBDA amounted to 314 million euros in the first semester of 2016, decreasing 41.7% in reported terms. The exchange rate effect reduces growth in 36.3 percentage points. In local currency, the year-on-year decrease is 5.5% due to higher inflation costs, and higher commercial expenses as a result of reduced commercial activity in 2015.

•	Chile: OIBDA amounted to 344 million euros in the first half of 2016, decreasing 9.3% in reported terms due to the exchange rate effect that reduces growth by 10.0 percentage points. In local currency, the year-on-year variation was 0.7%, mainly due to higher commercial expenses, as a result of higher competitive pressure.

•	Peru: OIBDA amounted to 391 million euros in the first semester of 2016, decreasing 13% in reported terms due to the exchange rate effect that reduces growth by 7.9 percentage points. In local currency, OIBDA decreased by 5.1%, where containment plans carried out by the operator in order to compensate higher interconnection costs associated to higher traffic and more commercial expenses did not offset the fall in revenues.

•	Colombia: OIBDA amounted to 215 million euros in the first half of 2016, decreasing 27.2% in reported terms, mainly due to the exchange rate effect that reduces growth by 18.5 percentage points. In local currency, OIBDA decreased by 8.7% as a result of higher interconnection costs associated with the success of the plans “Todo Destino”.

OIBDA margin reached 28.3% in the first half of 2016, and decreased by 1.9 percentage point year-on-year in reported terms. The lower margin was generated by the overall reduction in OIBDA margin in all countries in the region except for Chile (reflecting the increased commercial efforts with greater weight towards higher value segments), with especially low margin in Argentina, Colombia and Ecuador.

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Condensed consolidated interim financial statements 2016

Risks and uncertainties facing the company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Group which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the consolidated financial statements of 2015 and the information in these condensed consolidated interim financial statements, and are as follows:

Risks relating to the Group

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislation, as well as political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.

Growth in Europe and in the end, financial stability, may be affected by political uncertainty in some European countries due to closeness of general elections, by a possible revival of the crisis in Greece, restructuring of the banking sector and due to the impact of steps taken towards an EU banking union and a capital markets union. Last but not least, the British exit process from the European Union following the favorable voting in the recent referendum, will suppose an adjustment of the economy to whatever new trade and investment relationships are put in place in the future, facing in the meanwhile the consequences of uncertainty on investment, activity and financial markets. In the first half of 2016, the Telefónica Group obtained 25.1% of its revenues in Spain, 14.6% in Germany and 13.7% in United Kingdom.

In Latin America, there is an increasing exchange rate risk following the depreciation undergone by most currencies in this region throughout 2015, affected by the fall in commodity prices due to the uncertainties about growth in China, and the interest rate evolution in the United States, among other macroeconomic factors. Abrupt exchange rate movements could especially be triggered by scenarios characterised by high inflation and fiscal and external deficits. In this regard, it should be noted that the bolívar fuerte exchange rate quoted in the Sistema Marginal de Divisas (SIMADI) has experienced a depreciation in recent months in a context of high inflation figures, shortage currencies and deep economic adjustment. In addition, the Argentine peso (which experienced a sharp depreciation in December 2015) is experiencing some depth constraints in its trading market, and the Brazilian real has strongly appreciated in the first half of 2016 partly reversing 2015’s depreciation Cash flows from countries in this region could decrease, and financial conditions could become more unfavorable if any of these elements were to worsen in the future.

Some of the most significant macroeconomic risk factors in the region affect Brazil, where there is a combination of high inflation, negative economic growth rates and significant internal and external financing needs. All these elements have led to new downgrades to the country’s credit rating.

Moreover, the recent fall in oil prices and other commodity prices is having a negative impact on the external and fiscal accounts in Chile, Peru, Colombia, Mexico, and Ecuador (which has a dollarized economy, and is currently experiencing a lower supply of US dollars).

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist.

In Venezuela the parliamentary elections in which the Democratic Unity Roundtable (an opposition coalition to the ruling United Social Party of Venezuela) claimed the majority of seats in the National Assembly, a new economic emergency decree was announced which could increase state control of private businesses. In addition, there continues to be very limited access to US dollars.

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Condensed consolidated interim financial statements 2016

At June 30, 2016, Telefónica Hispanoamérica and Telefónica Brazil represented 23.8% and 20.2% of the Telefónica Group’s revenues, respectively. Moreover, approximately 28.6% of the Group’s revenues in the telephony business were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Nicaragua, Venezuela, Guatemala, Costa Rica and El Salvador), and other countries are only one notch away from losing this threshold. As at June 30, 2016, the percentage of Telefónica’s net financial debt in Latin American currencies stood at 13%.

“Country risk” factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licences and concessions and their renewal (or delay their approval);

•	abrupt exchange-rate movements;

•	expropriation or nationalisation of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At June 30, 2016, 46% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 21% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at June 30, 2016: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 241 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if we reach negative rates), would lead to a reduction in financial expenses of 215 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro, excluding the sterling pound, would result in exchange losses of 42.6 million euros, primarily due to the weakening of the bolívar fuerte and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency financial position with an impact on profit or loss at June 30, 2016, including derivative instruments in place. If we consider the sterling pound, it would result in exchange profits of 39.5 million euros explained by an option portfolio for hedging Brexit event, with a maturity date along July.

As at June 30, 2016, 21.2% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil and 21.9% in Telefónica Hispanoamérica.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of Telefónica’s strategic plan and new technologies, the renewal of licences or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of Telefónica, a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets (especially considering the recent volatility resulting from uncertainties regarding China, the decline in commodity prices and the hikes in interest rates approved by the US Federal Reserve, all of which impact Latin America), or if there is an eventual deterioration in the solvency or operating performance of Telefónica, or as a consequence of a credit rating downgrade of Spanish sovereign risk by rating agencies.

At June 30, 2016, gross financial debt scheduled to mature in 2016 amounted to 6,385 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2017 amounted to 8,407 million euros.

In accordance with its liquidity policy, Telefónica has fully covered its gross debt maturities during the next twelve months with cash and credit lines available at June 30, 2016. Telefónica’s liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines, 10% of which, at June 30, 2016, were scheduled to mature prior to June 30, 2017.

In addition, given the interrelation between economic growth and financial stability, the materialisation of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy; which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Risks relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a licence, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licences/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations.

Thus, as the Group provides most of its services under licences, authorisations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licences, authorisations or concessions, or the granting of new licences to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its licence renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the licence, authorisation or concession.

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Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government licences

Further to the European Commission’s new “Digital Single Market” (DSM) Strategy, Europe is expected to undergo an important review of its regulatory framework. The new European DSM Strategy comprises a series of policy initiatives to promote the development of the single market of digital services and networks. As a result, the European Commission has indicated it will initiate legislative processes, which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service, consumer protection, audiovisual services and platforms.

On May 8, 2015, the European Commission approved a Decision on the harmonisation of the 1452 - 1492 MHz frequency band (1500 MHz band), which encourages Member States to designate and to make available this band frequency from November 2015 on a non-exclusive basis. As a result, new spectrum award processes are expected in the short and mid- term all across the EU. Germany and the United Kingdom have already auctioned the frequency band and therefore the Decision will not have a material impact on Telefónica’s cash flow in those markets. In Spain, the Government launched a consultation which ended on June 21, 2015 to evaluate demand for spectrum in the 1500 MHz band. The tender of the 1500 MHz band in Spain is not expected to take place before 2017.

Additionally, the European Parliament and Council are discussing the use and availability of 700 MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in United Kingdom and Spain, where it is expected that 700 MHz band will be available between 2020-2022. In Germany the 700 MHz band was already awarded in 2015.

On March 7, 2016, the German regulator initiated a public consultation with regards to the frequency distributions of the 2 GHz spectrum band granted to Telefónica Deutschland.

United Internet and the regional cable operator Airdata have filed complaints before the General Court against the EU decision allowing the merger between Telefónica Deutschland Holding AG and E-Plus. Telefónica Deutschland has been accepted as an interested party in these proceedings and filed its statements in both cases. United Internet has filed a second complaint against the EU Commission regarding the content of the self-commitment letter provided by Telefónica Deutschland with regard to the implementation of the Non-Mobile Network Operator Remedy. Telefónica Deutschland has requested to intervene upon which the General Court has not yet decided.

On September 24, 2015, the telecommunication regulator in the United Kingdom (Ofcom) issued a decision to increase the annual fees which mobile operators must pay for the use of 900 MHz and 1800 MHz spectrum. Accordingly, from October 31, 2015, the annual charge that Telefónica UK must pay is 32.2 million pounds sterling (increased from 15.6 million pounds sterling), rising to 48.7 million pounds sterling. This decision is subject to an appeal by EE Limited. Finally, following consultation, on December 3, 2015, Ofcom published an update stating that it would not conduct an auction procedure to award 2.3 GHz and 3.4 GHz spectrum before decisions were made by the relevant competition authorities, in relation to the proposed acquisition of Telefónica UK Limited by the Hutchison Whampoa Group. Although the EC Decision in relation to the acquisition has been made public, there has not been any further information on the auction procedure to date.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licences. Specifically, the procedures expected to take place in 2016 are:

•	Costa Rica: In December 2015, the Government of Costa Rica communicated its intention to auction 40 MHz in the 1800 MHz band and 30MHz in the 1900/2100 MHz band. The regulatory authority has the mandate to start the procedure to design the auction but no specific date has been set as at the date of this interim financial statements.

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•	Mexico: The Federal Telecommunications Institute (FTI) has proposed to auction spectrum in the 2500 MHz band by the end of 2017. In addition, and in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, a wholesale network offering services in the 700 MHz band will be created under a Public-Private Partnership. On January 29, 2016, the SCT (Secretaría de Comunicaciones y Transportes) published the rules for the International Competitive Tender. On March 18, 2016, SCT amended the tender schedule. Participants must submit to the IFT the request for approval to participate in the auction no later than August 1, 2016. The rules state that the tender will be awarded on September 28, 2016, and commercial operations must begin no later than March 31, 2018.

•	Panama: On December 4, 2015, the process of reallocation of the AWS band (140 MHz, 1710-1780 / 2110-2180 MHz) was announced. As of the date of this interim financial statements, the date for a potential auction has not yet been set.

•	Uruguay: The Government of Uruguay approved a resolution allowing for a spectrum auction for mobile services. The auction will contain 15 + 15 MHz in the “AWS Ext” spectrum band and 45 + 45 MHz in the 700 MHz spectrum band (of which 20 + 20 MHz of 700 MHz has been reserved for the National Telecommunications Administration, ANTEL). As of the date of this interim financial statements, the date of auction has not been set.

•	Guatemala: There is a possibility that the Guatemalan regulator allocates AWS and 2.6 GHz during 2016. As of the date of this interim financial statements, the date for a potential auction has not been set.

•	Colombia: In May 2015, the regulator published a consultation document for comment which analyses alternatives and other considerations regarding the structuring of the allocation process for radio spectrum in the 700 MHz bands (which is part of the “Digital dividend”, being the set of frequencies that have been available to mobile communications services in the frequency bands traditionally used for television broadcast (700 MHz and 800 MHz) due to the migration from analogue TV to digital TV), 900 MHz, 1900 MHz and 2500 MHz for mobile services. The Ministry of Information Technologies and Communications stated that it would publish the conditions in 2016, but the date of auction has not been set. Colombia has established spectrum caps for lower bands, which are currently set at 30 MHz, and Telefónica has 25 MHz in lower bands.

•	Venezuela: The regulator has indicated the possibility of awarding spectrum in the 2600 MHz band (20 + 20 MHz) for 4G services, in the 1900 MHz band (5 + 5 MHz) for 3G services and in the 900 MHz band, also for 3G services, during 2016, although the regulator have not formally announced the commencement of the spectrum awarding process.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licences previously granted

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service (STFC) under the public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed ANATEL that the net value as of December 31, 2015, of assets assigned to the provision of the STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7,856 million Brazilian reais. In principle, the assets assigned to the provision of the STFC are considered reversible assets; the scope of such reversibility is subject to a complex debate at different levels.

On June 27, 2014, as established in the concession agreement, ANATEL issued a public consultation for the revision of the concession agreement. Although definitive conditions (which might deal, among others, with the reversibility of assets, universalisation goals and, in general, the obligational regime of the concessionaire) were expected to be published during 2015, such publication has been postponed until the end of December

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2016. On April 8, 2016, the Ministry of Communications published the Ordinance No. 1455 with a set of guidelines aimed to review the current model concerning the provision of telecommunications to be implemented by ANATEL. ANATEL is currently working on the new telecommunications model, which aims at reformulating the entire sector by establishing new rules for telecommunications services provisioning. The proposed new model focus on broadband expansion (instead of fixed telephony) and, therefore, would determine the redefinition of STFC concessions and the extinction reversible assets regime. In return, the former concessionaire would be committed to achieve broadband expansion goals. The new model is under discussion by the ANATEL and it is expected to be finished during the second semester of 2016.

In Colombia, the ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than radio frequencies, which it is clear must be returned) and its scope, has been discussed in the context of the liquidation of the concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that it is going to convene the Arbitral Tribunal, after having filled an answer to the claim. Along with this, work is continuing on the conditions to reach a conciliation with the ITC Ministry.

In Peru, Telefónica has concessions for the provision of the fixed-line service until November 2027. In December 2013, Telefónica filed a partial renewal of these concessions for five more years. In December 2014 and May 2016, the Company has also filed a renewal request for twenty more years in relation to a concession for the provision of local carrier service (which will expire in December 24, 2016) and one of the concessions to provide mobile-line services in provinces (which will expire in June 1, 2018), respectively. As of the date of this interim financial statements, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in all such proceedings is still pending, however the concessions continues in force. On the other hand, on June 20, 2016, the concessions granted to Telefónica Multimedia S.A.C. and Star Global Com S.A.C. to provide cable broadcasting services were renewed for additional 19 and 20 year period, respectively, to be considered since March 2013.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. A claim was brought by a consumer organisation against the 700 MHz assignments which was rejected by the Court of Defense of Free Competition in a judgment of July 24, 2015, and the appeal before the Supreme Court submitted by the consumer organisation is still awaiting resolution. By judgment on April 20, 2016, the Supreme Court accepted the appeal presented by a consumer organisation and ordered the Court of first instance (Court of Defense of Free Competition) to judge the substance of the case (spectrum hoarding).

In El Salvador, the process of renewal of the Group’s licenses, which expires in 2018, has been postponed.

In Ecuador, once the Group’s concession for mobile services expires in 2023, the renewal of such concession or the granting of a new concession will be subject to negotiation with the Ecuadorian Government. If the Group fails to renew such concession or obtain a new concession, assets assigned to the provision of mobile services will revert to the State of Ecuador in exchange for a fee.

The Group’s consolidated investment on June 30, 2016 in spectrum acquisitions and renewals amounted to 10 million euros. On May 26, 2016, Telefónica obtained 2x15 MHz, in the 700 MHz Band C auction in Peru at a price of 315 million US dollars.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. Under this regulation, from April 30, 2016, when its implementation becomes effective, until June 15, 2017, operators may charge users roaming within the EU an additional fee on their domestic prices for roaming calls, SMS and data services, subject to certain regulated limits. In particular, the surcharges allowed during

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this period are 0.05 euro/minute for calls, 0.02 per euro SMS sent and 0.05 euro per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any such surcharge may not exceed 0.19 euro/minute for calls, 0.06 per euro SMS sent and 0.20 euro per megabits data. However, surcharges will not be permitted from June 15, 2017, onwards. However, in some circumstances, operators may apply an additional surcharge under a “fair use policy” which will be adopted in December 2016.The impact of this measure is very difficult to quantify because it will depend on the elasticity of traffic to decreases in the rates charged.

The European Commission launched a public consultation (closed last June 7, 2016) on the Termination Rates Recommendation (the TRR) which encompasses fixed and mobile termination rates. The public consultation will first seek to evaluate the impact of the TRR on the termination markets and on the EU internal market. Secondly, it will seek views on whether the regulatory approach towards termination rates should be maintained and/or amended. The results of this public consultation will provide guidance to the Commission in the revision process of the 2009 TRR.

The decreases in wholesale MTRs in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.503 pence per minute from April 1, 2016. A further cut of 3.1% (in real terms) will come into effect from April 1, 2017.

In Germany, on April 24, 2015, BNetzA adopted its final decision to slightly reduce MTRs. The new prices will gradually decrease from 0.0172 euro per minute to 0.0166 euro per minute from December 1, 2015, until the end of November 2016. This decision was based on a “Long-run Incremental Cost Plus” approach which takes account of common costs. On May 18, 2016, BNetzA has published draft regulatory orders which foresee that BNetzA will set the MTR which will become effective as of December 2016 on the basis of the “Pure Long-Run Incremental Cost” approach which is recommended by the EU Commission, which has already been implemented in almost all other EU Member States and which does not take account of common costs. There is consequently a risk that, with effect of December 2016, MTR will significantly decrease.

In Spain, on July 1, 2016, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or CNMC) has launched a public consultation which proposes to eliminate within 6 months the obligations imposed on Telefónica, Vodafone and Orange in the mobile networks access market (Market 15). In addition, it has initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted by the end of 2016. Additionally, in May 2015, the CNMC launched a public consultation on the analysis of the market for access and call origination on fixed networks. The CNMC has proposed to maintain the obligation of Telefónica to provide a wholesale interconnection offer (WIO) and a wholesale line Rental (WLR), both with cost-oriented prices. The scope of wholesale line Rental (WLR) obligation is expected to broaden in order to include some supplementary services for the business segment. The final decision is expected to be issued during the second half of 2016.

In Latin America, it is likely that MTRs will also be reduced in the short to medium term. For example, in Mexico, the Instituto Federal de Telecomunicaciones (IFT) adopted the MTRs for 2015 at 0.2505 Mexican pesos per minute and for 2016 at 0.1869 Mexican pesos per minute in consistency with the Pure LRIC model. At present, the IFT has initiated proceedings to determine the MTRs for 2017.

Telefónica has appealed the decisions concerning the MTR applicable from 2011 to 2016.

In Brazil, ANATEL has issued ex-ante regulations to ensure competition in the wholesale market, which includes reductions of the MTR. In this regard, the “Plano Geral de Metas de Competição”, as amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts without a definitive outcome as at the date of this interim financial statements).

In Argentina, the new legal framework “Argentina Digital” provides the new regulator with the possibility to regulate the tariffs and prices of essential public services, wholesale services and those which the regulator determines, based on reasons of public interest on which the law does not set parameters. As a result, there may be a negative impact, depending on how the new regulator exercises its powers. In addition, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

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Regulation of Universal Services

In September 2015, as a part of the DSM Strategy, the European Commission issued a public consultation on the review of the regulatory framework for electronic communications, including certain aspects of the Universal Service obligations. Depending on the outcome of this public consultation, the European Commission could initiate a legislative process, including both the potential inclusion of certain broadband speeds in its scope and a possible reduction of some of the current Universal Service obligations that are becoming obsolete. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the Universal Service provider and the operators forced to finance the Universal Service.

In Spain, the licences of Telefónica de España and Telefónica Telecomunicaciones Públicas (who both own public terminals) for the provision of Universal Services will expire on December 31, 2016. A new tender for the award of the provision of the Universal Services is expected in the second half of 2016.

In Brazil, a new version of the General Plan for Universalisation of Fixed Switched Telephony Services (PGMU) is currently being analysed by ANATEL. It is expected that its final version will be published in the end of December 2016, together with the new concession agreements.

Regulation of fiber networks

On February 24, 2016, the Spanish CNMC adopted a final Resolution on the wholesale broadband market regulation, which raises a geographical segmentation in competitive (66 cities, 34% of total population) and non-competitive areas. It is anticipated that this Resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica España.

Regulations on Privacy

In Europe, on April 14, 2016, the new General Data Protection Regulation (GDPR) was formally adopted. The GDPR is expected to become effective in the first quarter of 2018. In general the GDPR has reached a good balance between consumer protection in terms of privacy and innovation in new services (i.e. BigData Services). By the contrary, the GDPR will introduce administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

The Commission is currently reviewing the current e-Privacy Directive which is submitted to Public Consultation and is expected to come up with a legislative proposal at the beginning of 2017. The impact is still uncertain. It is supposed to lead to a more consistent and horizontal approach aiming to a level playing field and thus contributing to users trust and awareness.

In October 2015, the Court of Justice of the European Union declared invalid the Decision of the European Commission1 of July 26, 2002, known as the “Safe Harbor Agreement”, relating to the transfer of personal data from the EU to the United States. Since November 2015, EU and US Authorities have been negotiating a new agreement to ensure a level of protection similar to that provided by the EU. Failure to reach this agreement could create difficulties in the provision of services which involve the flow of EU citizens’ personal data to the United States.

In Brazil, it is expected, in the near future, that the Personal Data Protection Act will be adopted. This could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment. The Bill 5276/2016, which establishes a set of rules for a personal data protection, is currently under debate in the Federal Congress and has been submitted to public consultation in the end of June.

[1]	Commission Decision 2000/520/EC, of July 26, 2000 pursuant to Directive 95/46/EC of the European Parliament and of the Council on the adequacy of the protection provided by the safe harbour privacy principles and related frequently asked questions issued by the US Department of Commerce.

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In Peru, on May 8, 2015, the new Personal Data Protection Law came into force. In Ecuador, the Telecommunications Act (Ley Orgánica de Telecomunicaciones), adopted in February 2015, devotes a whole chapter to regulate the use of personal data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates, could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility that national regulators (in specific cases and under exceptional conditions) may force operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. Such operators would, as a result, be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality2

In Europe, the application of the net neutrality Regulation will be monitored by National Regulatory Authorities following guidance to be delivered by the European Regulatory Authority (BEREC) not late than August 30, 2016. This guidance could directly impact internet access service commercial practices (for example, zero rating offers), it may limit network management practices or increase transparency requirements on the Internet Access Service.

Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico and Peru (where Osiptel published the Draft Regulation on Net Neutrality on September 8, 2015). In Brazil, the President approved the Net Neutrality and Personal Data Protection Law (Marco Civil), on May 11, 2016. In Mexico, the IFT has programmed a public consultation to be carried out in the month of August 2016 respecting the guidelines that will be issued regarding Net Neutrality. If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programmes, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programmes restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group’s reputation and other consequences, that could have a material adverse effect on the Group’s business, results of operations and financial condition.

[2]	In general terms, it is a principle applicable to the field of Internet networks, for which operators may not place restrictions on the terminals that can be connected or the services, applications and content that can be distributed. It also refers to non discrimination by operators between different types of traffic circulating through their networks.

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Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Customers’ perceptions of services offered by Telefónica may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterised by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 472 million euros in the first semester of 2016; representing a decrease of 0.9% from 487 million euros of the same period in 2015. These expenses represented 1.9% and 1.8% of the Group’s consolidated revenues in the first half of 2016 and 2015, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

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In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond to Telefónica’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of June 30, 2016, the Telefónica Group depended on 4 handset suppliers and 11 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardise network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its licence terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorised access to Telefónica’s systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica’s data or disrupt its operations. Unauthorised access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organisation, that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionising Radiation Protection Committee have been internationally recognised. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

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Condensed consolidated interim financial statements 2016

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognise impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in notes 17 and 21 of the Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 28, 2016	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer